AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 8, 1997

                                                      REGISTRATION NO. 333-23835
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    U. S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                         POST-EFFECTIVE AMENDMENT NO. 1

                                       TO
                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                        STANDARD COMMERCIAL CORPORATION

             (Exact name of registrant as specified in its charter)

             NORTH CAROLINA                                 5150                                   13-1337610
      (State or other jurisdiction              (Primary Standard Industrial                    (I.R.S. Employer
   of incorporation or organization)            Classification Code Number)                   Identification No.)

                                2201 MILLER ROAD
                          WILSON, NORTH CAROLINA 27893
                                  919-291-5507
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------
                               ROBERT E. HARRISON
                            CHIEF EXECUTIVE OFFICER
                        STANDARD COMMERCIAL CORPORATION
                                2201 MILLER ROAD
                          WILSON, NORTH CAROLINA 27893
                                  919-291-5507
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

        LARRY E. ROBBINS, ESQ.              STEPHEN A. GREENE, ESQ.
       DONALD R. REYNOLDS, ESQ.             CAHILL GORDON & REINDEL
WYRICK, ROBBINS, YATES & PONTON L.L.P.           80 PINE STREET
   4101 LAKE BOONE TRAIL, SUITE 300         NEW YORK, NEW YORK 10005
     RALEIGH, NORTH CAROLINA 27607                212-701-3000
             919-781-4000                       FAX 212-269-5420
           FAX 919-781-4865

                            ------------------------
                APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
     As soon as practicable after this Registration Statement becomes effective. If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------
                       CALCULATION OF REGISTRATION FEE


     TITLE OF EACH CLASS                                      PROPOSED MAXIMUM          PROPOSED MAXIMUM
       OF SECURITIES TO               AMOUNT TO BE             OFFERING PRICE           AGGREGATE OFFER-
        BE REGISTERED                REGISTERED (1)            PER SHARE (2)             ING PRICE (2)
Common Stock, $.20 par value
  per share.................        3,248,750 shares               $16.75                 $54,416,563

     TITLE OF EACH CLASS               AMOUNT OF
       OF SECURITIES TO               REGISTRATION
        BE REGISTERED                     FEE
Common Stock, $.20 par value
  per share.................         $16,489.87(3)



(1) Includes 423,750 shares issuable upon exercise of an option which the Company has granted to the Underwriters solely to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee.

(3) $21,343.61 previously filed.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                2,825,000 SHARES
                                     [LOGO]

                        STANDARD COMMERCIAL CORPORATION
                                  COMMON STOCK


     Of the 2,825,000 shares (the "Shares") of Common Stock of Standard Commercial Corporation ("Standard" or the "Company") offered hereby, 2,800,000 shares are being sold by the Company and 25,000 shares are being sold by the Selling Shareholder. See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of Shares offered by the Selling Shareholder in this offering (the "Offering").



     The Common Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "STW." On May 7, 1997, the last reported sale price of the Common Stock was $17.25 per share. See "Price Range of Common Stock and Dividends."


     SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
          PROSPECTUS. ANY   REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------


                                                                                     PROCEEDS TO
                                   PRICE TO       UNDERWRITING      PROCEEDS TO        SELLING
                                    PUBLIC        DISCOUNT (1)      COMPANY (2)      SHAREHOLDER
                                ---------------  ---------------  ---------------  ---------------
Per Share...................        $16.75            $0.92           $15.83           $15.83
Total (3)...................      $47,318,750      $2,602,390       $44,320,640       $395,720


---------------

(1) The Company and the Selling Shareholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses of the Offering estimated at $475,000, all of which are payable by the Company.


(3) The Company has granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an additional 423,750 shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to Selling Shareholder will be $54,416,563, $2,992,749, $51,028,094 and $395,720, respectively. See "Underwriting."


                            ------------------------


     The Shares are being offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to certain conditions. Delivery of the Shares is expected against payment therefor on or about May 13, 1997, at the offices of Wheat, First Securities, Inc., Richmond, Virginia.


Wheat First Butcher Singer                             BT Securities Corporation


                  The date of this Prospectus is May 8, 1997.

     Gatefold cover consists of an initial page with the Company's logo at the top and four photographs representing various components of the Company's tobacco division operations, including (i) Tobacco Auction, (ii) Inspection Line, (iii) Threshing Conveyor and (iv) Production Control, followed by a two-page world map identifying 30 and 8 locations thereon where the Company has a tobacco or wool buying presence, respectively. The heading above the map is entitled "When You Deal With Standard You Get The Buying Strength of Our Entire Worldwide Network." The back cover consists of the Company's logo at the top and four photographs representing various components of the Company's wool division operations, including (i) First-Stage Scouring, (ii) Scoured Wool,
(iii) Wool Combing and (iv) Combed Wool for Spinners.

                            ------------------------

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, MAY BID FOR AND PURCHASE COMMON STOCK IN THE OPEN MARKET AND MAY IMPOSE PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS (INCLUDING THE NOTES THERETO) APPEARING ELSEWHERE HEREIN. UNLESS THE CONTEXT REQUIRES OTHERWISE, "STANDARD" OR THE "COMPANY" REFERS TO STANDARD COMMERCIAL CORPORATION AND ITS CONSOLIDATED SUBSIDIARIES. EXCEPT WHERE OTHERWISE INDICATED, ALL INFORMATION PRESENTED IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. INVESTORS SHOULD CAREFULLY CONSIDER THE INFORMATION SET FORTH UNDER THE HEADING "RISK FACTORS."

                                  THE COMPANY

     Standard is one of the three global independent leaf tobacco merchants serving the large multinational cigarette manufacturers and is one of the largest independent merchants of oriental leaf tobacco, a key component of American-blend cigarettes. The Company also has a leading market presence in a number of the emerging and low-cost flue-cured and burley tobacco growing regions, including China, India, Malawi and Tanzania. Founded in 1910, the Company purchases, processes, stores, sells and ships tobacco grown in over 30 countries, servicing cigarette manufacturers from 20 processing facilities strategically located throughout the world. The Company is also engaged in purchasing, processing and selling various types of wool and is a world leader in the trading of scoured wool.

     The Company recently achieved substantial improvement in its operating and financial performance in part as a result of the implementation of a four-point strategic plan and the enhancement of the Company's senior management team, including the appointment of the Company's current Chief Executive Officer. The key areas addressed by the strategic plan include: (i) information systems; (ii) financial controls; (iii) risk management; and (iv) asset management. The Company has improved sales from $1.0 billion in fiscal 1994 to $1.3 billion for the 12 months ended December 31, 1996, reduced SG&A expenses as a percentage of sales from 7.6% to 5.7% and increased operating income net of interest from $12.2 million to $80.4 million. The Company's tobacco division has driven this return to profitability, increasing sales from $671.5 million in fiscal 1994 to $952.8 million for the 12 months ended December 31, 1996, improving operating income net of interest from a loss of $1.0 million to income of $70.2 million and increasing average tobacco inventory turnover from 2.1 turns for the 12 months ended March 31, 1994 to 3.9 turns for the 12 months ended December 31, 1996.

     In addition to the benefits which have resulted from the implementation of the strategic plan, the Company's operating and financial performance has also been enhanced by substantial improvements in the global leaf tobacco industry as a result of strong worldwide demand for tobacco products and the decrease in worldwide tobacco inventories. The global leaf tobacco industry is currently recovering from a disruption in demand and a reduction in pricing during calendar 1993 and 1994, which was primarily the result of legislation (the "75/25 Rule") intended to limit the importation of tobacco into the United States. This legislation, which was later repealed principally because it was inconsistent with the General Agreement on Tariffs and Trade ("GATT"), required that all cigarettes manufactured in the United States, including those manufactured for export, contain at least 75.0% domestically grown tobacco.

     Increased demand and strong brand growth have resulted in increased production of American-blend cigarettes. American-blend cigarettes contain flue-cured, burley and oriental tobacco ("American-blend tobacco"), contain less tar and nicotine, and taste milder than locally produced cigarettes containing dark and semioriental tobacco historically consumed in certain parts of the world. According to the Tobacco Merchants Association (the "TMA"), American-blend cigarette consumption (excluding China) has increased from 1.7 trillion units in calendar 1990 to 1.9 trillion units in calendar 1996, an increase of 10.8%. The TMA estimates that worldwide American-blend cigarette consumption (excluding China) will increase an additional 5.5% to more than 2.0 trillion units by the year 2000. The TMA also estimates that worldwide American-blend cigarette consumption (excluding China), as a percentage of total consumption, has also experienced substantial growth, increasing from 47.9% in 1990 to 52.5% in 1996, and is projected to reach 54.3% by the year 2000. As American-blend cigarettes have continued to gain global market share, the demand for export quality flue-cured, burley and oriental tobacco sourced and processed by leaf tobacco merchants has grown accordingly. Large multinational cigarette manufacturers, with one principal exception, rely primarily on the three global independent leaf tobacco merchants, including the Company, to supply the majority of their leaf tobacco needs.

     The Company sells tobacco to cigarette manufacturers worldwide, including Philip Morris Companies, Inc., B.A.T. Industries PLC ("B.A.T."), RJR Tobacco Company, Inc., Rothmans International PLC, Japan Tobacco, Inc. and Reemstma Cigarettenfabriken GmbH. The Company processes tobacco for these manufacturers at facilities that are strategically located in the major sourcing areas of American-blend tobacco, such as Argentina, China, Greece, Italy, Malawi, Spain, Thailand, Turkey, the United States and Zimbabwe. In addition, the Company has contracts, joint ventures and other arrangements for the purchase and/or processing of tobacco grown in substantially all other countries that produce export quality tobacco.

     The Company's wool division, following the termination of an agreement to sell the division in 1995, was restructured under the leadership of a new divisional management team which has consolidated operations, increased operating efficiencies and focused on returning the division to profitability. The business strategy of the wool division includes: (i) enhancing its global sourcing and trading network; (ii) developing unified operations; (iii) expanding its Asian sales efforts; and (iv) integrating proprietary worldwide information systems and financial controls.

                                GROWTH STRATEGY

     The Company's primary business objective is to expand its position as one of the leading global suppliers of American-blend tobacco to the major cigarette manufacturers while increasing profitability through enhanced financial management and controls. The key elements of the Company's growth strategy include:

     INCREASING PRESENCE IN SOUTH AMERICA AND AFRICA. The Company believes that its presence in all the major leaf tobacco markets worldwide is critical to capitalizing on the global expansion of the large multinational cigarette manufacturers, the recent consolidation of the leaf tobacco merchants and the anticipated growth in demand for tobacco sourced internationally. A key element of the Company's growth strategy is to increase its ability to directly source and process tobacco in South America and Africa, key growing regions for American-blend tobacco. The Company has recently executed a letter of intent to acquire 74.9% ownership of the fourth largest tobacco processor in Brazil.

     INCREASING PENETRATION OF LOW-COST FILLER TOBACCO AND EMERGING TOBACCO-GROWING REGIONS. To meet the increasing demand by cigarette manufacturers throughout the world for low-cost American-blend tobacco, the Company plans to expand its operations in regions particularly suited for producing such tobacco. The Company has targeted China, India and Tanzania, countries in which it has a leading tobacco export position, for expansion and increased tobacco production. The Company has executed letters of intent for the construction of new processing facilities in China and India.

     STRENGTHENING PRESENCE IN ORIENTAL MARKETS. Demand for oriental tobacco, which comprises approximately 15.0% of American-blend cigarettes, is rapidly increasing due to the strong growth in consumption of American-blend cigarettes. The Company intends to strengthen its position as one of the world's largest merchants of oriental tobacco through acquisitions and continued strategic investments in China and Thailand (emerging oriental tobacco markets), and in Greece and Turkey (leading oriental tobacco markets based on volume).

     CAPITALIZING ON ACQUISITION AND OUTSOURCING OPPORTUNITIES. Recent consolidation within the leaf tobacco industry has been driven by the need to cost-effectively service multinational cigarette manufacturers on a global basis. Management believes that there will be increasing opportunities for acquisitions of smaller independent local leaf tobacco merchants in various strategic locations throughout the world. In addition, the Company anticipates further outsourcing of leaf tobacco purchasing and processing by cigarette manufacturers. This outsourcing trend is driven by the: (i) higher margins in cigarette production; (ii) increasing sophistication required in sourcing leaf tobacco on a global basis; and (iii) continued privatization of tobacco and cigarette production operations in certain countries.

     INCREASING FINANCIAL FLEXIBILITY. The Company intends to continue to strengthen its financial position by reducing its overall leverage and its reliance on short-term borrowings. In addition to raising equity pursuant to the Offering, the Company is currently evaluating additional financing alternatives, including a private or public placement of long-term debt securities, the proceeds of which would be used to further reduce short-term borrowings. By strengthening its financial position, the Company will be better positioned to continue implementing its business strategy and to capitalize on strategic growth opportunities.

                              RECENT DEVELOPMENTS

     ACQUISITION OF BRAZILIAN LEAF TOBACCO PROCESSING FACILITY. In March 1997, the Company signed a letter of intent (which is subject to significant conditions of closing) to purchase a 74.9% ownership interest in Meridional de Tabacos Ltda. ("Meridional"), the fourth largest leaf tobacco processor in Brazil. This strategic acquisition complements the Company's 26-year partnership in Brazil with Souza Cruz S.A. ("Souza Cruz"), a subsidiary of B.A.T., and will provide the Company with direct ownership of a processing facility in the second largest leaf tobacco growing region in the world (excluding China).

     INDUSTRY CONSOLIDATION. On April 1, 1997, the second largest leaf tobacco dealer in the world announced that it had completed the acquisition of the fourth largest leaf tobacco dealer in the world. As a result of this transaction, there are only three global independent leaf tobacco merchants, including the Company. Management believes that this industry consolidation should lead to increased sales for the Company as the large multinational cigarette manufacturers seek to maintain diversity of their sources of American-blend tobacco.

                                  THE OFFERING


Common Stock offered by:

  The Company.................................................  2,800,000 shares

  The Selling Shareholder.....................................  25,000 shares

Common Stock to be outstanding after the Offering.............  12,334,480 shares

Use of Proceeds...............................................  Repayment of indebtedness. See "Use of Proceeds."

NYSE Symbol...................................................  STW


                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

                                                 NINE MONTHS ENDED
                                                    DECEMBER 31,                        YEAR ENDED MARCH 31,
                                                --------------------    ----------------------------------------------------
                                                  1996        1995         1996          1995          1994          1993
                                                --------    --------    ----------    ----------    ----------    ----------
                                                    (UNAUDITED)                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Sales........................................   $933,526    $956,716    $1,359,450    $1,213,565    $1,042,014    $1,236,084
Gross profit.................................     71,802      55,546        90,513        81,465        50,682       111,896
Restructuring charges........................         --      12,500        12,500            --            --            --
Income (loss) before taxes...................     16,914     (14,226)        2,258         9,980       (24,437)       37,291
Income (loss) from continuing operations
  (1)........................................   $  8,899    $(18,470)   $   (9,442)   $  (20,494)   $  (36,498)   $   22,220
                                                --------    --------    ----------    ----------    ----------    ----------
                                                --------    --------    ----------    ----------    ----------    ----------
Primary earnings (loss) per common share:
   -- From continuing operations (1).........   $   0.92    $  (2.12)   $    (1.11)   $    (2.43)   $    (4.32)   $     2.58
   -- Pro forma (2)..........................       1.00       (1.35)        (0.51)
Weighted-average shares outstanding:
  Primary....................................      9,264       8,888         8,934         8,619         8,553         8,448

OTHER DATA:
Gross profit, net of interest (3)............   $ 95,597    $ 83,904    $  131,882    $  116,446    $   80,098    $  143,529
Gross margin, net of interest................       10.2%        8.8%          9.7%          9.6%          7.7%         11.6%
Operating income, net of interest (4)........     48,199      20,962        53,186        54,908        12,152        77,107
Operating margin, net of interest............        5.2%        2.2%          3.9%          4.5%          1.2%          6.2%
Tobacco inventory............................    255,382     230,734       160,721       194,344       268,948       305,256
Depreciation and amortization................     14,366      19,391        24,393        16,413        16,260        16,524
Capital expenditures.........................      9,441       9,349        12,211        17,328        27,257        24,096


                                                  1992
                                               ----------

STATEMENT OF OPERATIONS DATA:
Sales........................................  $1,173,300
Gross profit.................................     106,424
Restructuring charges........................          --
Income (loss) before taxes...................      37,672
Income (loss) from continuing operations
  (1)........................................  $   23,843
                                               ----------
                                               ----------
Primary earnings (loss) per common share:
   -- From continuing operations (1).........  $     2.89
   -- Pro forma (2)..........................
Weighted-average shares outstanding:
  Primary....................................       8,246
OTHER DATA:
Gross profit, net of interest (3)............  $  137,538
Gross margin, net of interest................        11.7%
Operating income, net of interest (4)........      75,601
Operating margin, net of interest............         6.4%
Tobacco inventory............................     187,079
Depreciation and amortization................      10,229
Capital expenditures.........................      21,543



                                                                                                       AS OF DECEMBER 31, 1996
                                                                                                    ------------------------------
                                                                                                                         AS
                                                                                                     ACTUAL         ADJUSTED (2)
                                                                                                    --------       ---------------
BALANCE SHEET DATA:
Working capital..................................................................................   $ 66,802          $ 110,648
Total assets.....................................................................................    808,509            808,509
Total debt.......................................................................................    507,058            463,212
Shareholders' equity.............................................................................     88,130            131,976


---------------

(1) Before extraordinary items in 1993 and 1992 of $503,000 and $624,000, respectively, and cumulative effect of change in accounting principles in 1994 of $23,000.


(2) Gives effect to the sale of shares offered by the Company hereby. The $43.8 million net proceeds from the sale of the shares offered by the Company (after deducting the underwriting discount and offering expenses) have been applied to reduce the Company's short-term indebtedness. See "Use of Proceeds."


(3) Excludes interest included in cost of sales.

(4) Defined as income (loss) before taxes, net of interest included in cost of sales and other interest expense.

                                  RISK FACTORS

     IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CAREFULLY CONSIDERED IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING THE COMMON STOCK OFFERED HEREBY. THIS PROSPECTUS, INCLUDING INFORMATION INCORPORATED BY REFERENCE HEREIN, CONTAINS CERTAIN "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), WHICH REPRESENT THE COMPANY'S EXPECTATIONS OR BELIEFS, INCLUDING, BUT NOT LIMITED TO, STATEMENTS CONCERNING INDUSTRY PERFORMANCE; THE COMPANY'S OPERATIONS, PERFORMANCE, FINANCIAL CONDITION, GROWTH AND ACQUISITION STRATEGIES, MARGINS; AND GROWTH IN SALES OF THE COMPANY'S PRODUCTS. FOR THIS PURPOSE, ANY STATEMENTS CONTAINED IN THIS PROSPECTUS THAT ARE NOT STATEMENTS OF HISTORICAL FACT MAY BE DEEMED TO BE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS BY THEIR NATURE INVOLVE SUBSTANTIAL RISKS AND UNCERTAINTIES, CERTAIN OF WHICH ARE BEYOND THE COMPANY'S CONTROL, AND ACTUAL RESULTS MAY DIFFER MATERIALLY DEPENDING ON A VARIETY OF IMPORTANT FACTORS, INCLUDING THOSE DESCRIBED IN THIS "RISK FACTORS" SECTION.

VARIABILITY OF ANNUAL AND QUARTERLY FINANCIAL RESULTS

     The purchasing and processing of tobacco and wool are dependent on agricultural cycles and are seasonal in nature. These cycles and this seasonality, together with the timing of shipments and variations in the mix of sales, cause quarterly fluctuations in financial results. Sales and revenue recognition by the Company is based upon the passage of title, which typically occurs on the date of shipment. The nature of the Company's businesses is such that it is not possible to predict the timing of shipments or orders with a high degree of precision, and advances or delays in either are not unusual. Therefore, the comparability of the Company's financial results, particularly quarter-to-quarter comparisons, which may be significantly affected by these factors, should be considered when evaluating the Company's performance. In addition, the Company's business may be adversely affected by poor weather or other agricultural factors, many of which are beyond the control of the Company. For example, the tobacco leaf industry in the United States was disrupted in calendar 1993 by below average quality tobacco crops.

     Total tobacco inventories normally peak in the Company's third fiscal quarter as large volumes of tobacco grown in the northern hemisphere are purchased and held in various conditions of processing prior to shipment to customers. Receivables typically peak in the fourth quarter as those tobaccos are shipped and invoiced. Revolving credit borrowings and trade payables normally peak with inventories.

     Wool is generally purchased over a greater portion of the year than tobacco, and wool growing seasons occur at different times of the year in different countries. Wool trading is generally lower during the first and second fiscal quarters as a result of reduced demand during the summer for wool products in the northern hemisphere, when processors and users close down for holidays and vacations in Europe. Generally, wool revenues reach high levels in the third fiscal quarter and peak in the fourth fiscal quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality and Quarterly Results."

SMOKING AND HEALTH ISSUES; LITIGATION AND GOVERNMENTAL REGULATION


     In recent years, governmental entities in the United States at all levels have taken or have proposed actions that may have the effect of reducing consumption of cigarettes. These activities have included: (i) the U.S. Environmental Protection Agency's classification of tobacco environmental smoke as a "Group A" (known human) carcinogen; (ii) restrictions on the use of tobacco products in public places and places of employment including a proposal by the U.S. Occupational Safety and Health Administration to ban smoking in the work place; (iii) proposals by the U.S. Food and Drug Administration to sharply restrict cigarette advertising and promotion and to regulate nicotine as a drug;
(iv) increases in tariffs on imported tobacco; (v) proposals to increase sales and excise taxes on cigarettes; (vi) the recently announced policy of the U.S. government to link certain federal grants to the enforcement of state laws banning the sale of tobacco products to minors; (vii) lawsuits against cigarette manufacturers by several U.S. states seeking reimbursement of Medicaid and other expenditures claimed to have been made by such states to treat diseases allegedly caused by cigarette smoking; and (viii) the recent enactment of stricter regulations designed to prohibit sales of cigarettes to minors. On April 25, 1997, a Federal District Court in North Carolina ruled that the U.S. Food and Drug Administration has the authority to regulate nicotine as a drug and cigarettes as a drug delivery device, but lacks authority to control cigarette advertising directed at children. It is reported that one or more of the tobacco companies and the U.S. Food and Drug Administration intend to appeal the ruling. It is not possible to predict the outcome of such actions or litigation or the effect adverse determinations against the manufacturers might have on leaf merchants, like the Company, or the extent to which governmental activities and litigation might adversely affect the Company's business directly.

     In calendar 1993, Congress enacted the 75/25 Rule, intended to limit the importation of tobacco into the United States by requiring that all cigarettes manufactured in the United States, including those manufactured for export, contain at least 75.0% domestically grown tobacco. Although the 75/25 Rule was repealed in 1995, principally because it was inconsistent with GATT, and was replaced with import quotas designed to assist domestic tobacco growers, it had the effect in calendar 1993 and 1994 of drastically decreasing demand for imports of foreign tobacco for use in the domestic production of cigarettes. It is not possible to predict the extent to which future governmental or third-party actions might adversely affect the Company's business.

     A number of foreign countries have also taken steps to restrict or prohibit cigarette advertising and promotion, to increase taxes on cigarettes and to discourage cigarette smoking. In some cases, such restrictions are more onerous than those in the United States. For example, advertising and promotion of cigarettes has been banned or severely restricted for a number of years in Australia, Canada, Finland, France, Italy, Singapore and a number of other countries. It is impossible to predict the extent to which these actions might adversely affect the Company's business.

     In addition, civil litigation on behalf of individuals and purported classes is pending against the leading U.S. manufacturers of consumer tobacco products alleging damages for health problems resulting from the use of tobacco in various forms. It is not possible to predict the outcome of such litigation or what effect adverse developments in pending or future litigation might have on the business of the Company, either directly or indirectly. See
"Business -- Governmental Regulation and Environmental Compliance."

GLOBAL FINANCIAL AND MANAGEMENT CONTROL RISKS

     The broad scope of the Company's worldwide business units has placed considerable demands on management's ability to oversee the Company's financial accounting controls, risk management and asset management. While the Company has implemented and continues to refine a strategic plan specifically addressing these areas, there can be no assurance that the Company will be successful in establishing and maintaining the centralized management oversight necessary to ensure adequate controls of its global operations.

     Part of the Company's strategic plan is to focus on tobacco inventory management. In certain markets where there is no auction system in place, the Company prefinances and/or buys tobacco directly from growers prior to receipt of firm orders or indications of interest from customers in amounts based largely upon past purchasing trends of such customers ("uncommitted inventory"). Because of the strategic importance of these markets to the Company's customers, the Company desires to maintain a presence in these locations. In addition, the Company has, from time to time, purchased uncommitted inventory at auction when, in its opinion, there was a reasonable opportunity to resell the tobacco at a profit or when it anticipated its customer's needs before receiving firm indications or orders of interest. As a result, in periods of unexpectedly low demand, the Company's uncommitted inventory has exceeded desired levels. Purchases of uncommitted inventory expose the Company to potential losses if the price of the tobacco it purchases falls prior to receiving a firm order from a buyer. There is no tobacco futures market to hedge this risk. See
"Business -- Tobacco -- Business Strategy" and " -- Operations -- Purchasing."

RELIANCE ON SIGNIFICANT TOBACCO CUSTOMERS

     The Company's tobacco customers are manufacturers of cigarette and tobacco products located in approximately 85 countries around the world. Several of these customers individually account for a significant portion of the Company's sales in a normal year, and the loss of any one or more of such customers could have a material adverse effect on the Company's results of operations. Approximately 56.1% of the Company's tobacco sales (38.2% of total sales) for fiscal 1996 were made to the Company's five largest customers, with its largest customer representing 25.6% of tobacco sales (17.4% of total sales). See "Business -- Tobacco -- Operations -- Selling."

DEPENDENCE ON KEY PERSONNEL

     The Company is dependent upon the continued services of certain members of senior management, in particular those of its current Chief Executive Officer. Currently, the Company does not have any long-term employment agreements with its executive officers, with the exception of its Chief Executive Officer. The Company believes the loss of the services of key members of senior management could have a material adverse effect on the Company. In addition, the Company believes that its future success will depend in large part upon its continued ability to attract, retain and motivate additional employees. There can be no assurance that the Company will be able to attract and retain sufficient qualified personnel to meet its business needs. See "Business -- Employees" and "Management."

SIGNIFICANT LEVERAGE AND DEPENDENCE ON SHORT-TERM BORROWINGS


     The Company is leveraged. As of December 31, 1996, on a pro forma basis after giving effect to the Offering and the use of the proceeds therefrom, the Company's total indebtedness would have been approximately $463.2 million, as compared to shareholders' equity of approximately $132.0 million. The Company and its subsidiaries are heavily dependent on these credit facilities to finance purchases of inventory and to provide working capital. The Company's principal short-term credit facilities expire in June 1998. Although the Company has always maintained sufficient liquidity to conduct operations, failure to obtain sufficient short-term borrowings would have a material adverse effect on the Company. See "Use of Proceeds," "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


INTERNATIONAL BUSINESS RISKS

     The Company's international operations are subject to a number of political and economic risks, including unsettled social and political conditions, nationalization, expropriation, import and export restrictions, confiscatory taxation, exchange controls, renegotiation or nullification of existing contracts, inflationary economies and currency risks, strikes and risks related to the restrictions of repatriation of earnings or proceeds from liquidated assets of foreign subsidiaries. In certain countries, the Company has advanced funds or guaranteed local loans or lines of credit for the purchase of tobacco from growers, and expects to continue such practices in the future. Risk of repayment is normally limited to the tobacco season, and the maximum exposure occurs within a shorter period.

     The Company's tobacco business is generally conducted in U.S. dollars, as is the business of the industry as a whole. However, local country operating costs, including the purchasing and processing costs for tobaccos, are subject to the effects of exchange fluctuations of the local currency against the U.S. dollar. The Company attempts to minimize such currency risks by matching the timing of its working capital borrowing needs against the tobacco purchasing and processing funds requirements in the currency of the country of tobacco origin. Fluctuations in the value of foreign currencies can significantly affect the Company's operating results and/or its shareholders' equity.

     Wool purchases and sales are typically denominated in the currency of the source country and destination country, respectively. The Company typically pays for its wool purchases in the currency of the country of origin, and generally hedges the currencies of its purchase and sale commitments with forward transactions.

     The Company regularly monitors its foreign exchange position and has not experienced material gains or losses on foreign exchange fluctuations. The Company enters into forward contracts solely for the purpose of limiting its exposure to short-term changes in foreign exchange rates. The Company does not engage in currency transactions for the purpose of speculation.

COMPETITION

     The leaf tobacco industry is highly competitive. Competition among leaf tobacco dealers is based primarily on the price charged for products and services; the ability to meet customer demands and specifications in sourcing, purchasing, blending, processing and financing tobacco; and the ability to develop and maintain long-standing customer relationships by demonstrating a knowledge of customer preferences and requirements. Most of the Company's principal customers also purchase tobacco from the Company's major competitors, Universal Corporation ("Universal") and Dimon, Incorporated ("Dimon"). On April 1, 1997, Dimon announced that it had completed the acquisition of Intabex Holdings Worldwide S.A. As a result of this transaction, there are only three global independent leaf tobacco merchants, including the Company. There can be no assurance that the Company will be able to successfully compete against Universal or Dimon, which have greater financial resources than the Company. Industry consolidation may also have an adverse impact on the Company's efforts to establish and maintain itself as a reliable and preferred supplier of leaf tobacco to the major multinational cigarette manufacturers. See
"Business -- Tobacco -- Competition."

     The wool industry is highly fragmented, with substantially more competitors than the leaf tobacco industry. The Company's major competitors, some of which have greater financial resources than the Company, include Chargeurs S.A., a publicly traded French company; Anselme Dewavrin et Fils S.A. ("ADF"), a private French company; Bremer Woll-Kaemmerei, A.G. ("BWK"), a publicly traded German company; and a number of Japanese trading firms. There can be no assurance that the Company will be able to successfully compete in the wool industry. See "Business -- Wool -- Competition."

POOR MARKET CONDITIONS IN THE WOOL INDUSTRY

     The wool industry has suffered from poor market conditions in recent years. Following record high prices for wool in 1988, the demand for wool decreased dramatically beginning in 1989 as a result of a number of factors, including the withdrawal of China from international wool markets, economic and political turmoil in Eastern Europe and the states of the Former Soviet Union, and recessionary conditions in Western Europe. The resulting oversupply of wool led to a decision by the Australian government in 1991 to abandon its price support program. Consequently, under these free market conditions, wool prices fell immediately and substantially, creating difficult trading conditions for the wool industry, and establishing the market conditions necessary for a correction in what had become a major imbalance between supply and demand. Prior to abandonment of the price support program in 1991, the Australian government accumulated a large stockpile of wool, equivalent to approximately one year's Australian production. At present, Wool International, an organization established by the Australian government to manage and market the stockpile, is required by law to dispose of 23,625 metric tons of wool per quarter until June 30, 1997, at which time the disposal rate will be adjusted to a minimum of 15,750 metric tons per quarter. Although the demand for wool has strengthened since the late 1980s and the stockpile maintained by Wool International has been significantly reduced since 1991, there can be no assurance that the supply/demand imbalance of wool characterizing such periods will not return. If they do, or if the rate of liquidation of the stockpile were increased, the Company's wool business could be materially adversely affected. See
"Business -- Wool -- The Wool Industry."

RESTRICTIONS ON DIVIDENDS

     Although the Company has historically paid quarterly cash dividends, the Board of Directors, in response to a tightening of the Company's financial resources, decided to suspend such dividend payments in December 1995, and has instead issued quarterly stock dividends since that time. The Board of Directors intends to return to the Company's historical cash dividend policy at such time as the Company's financial position justifies such action. The payment and amount of future dividends will depend upon the Company's financial condition, earnings and capital requirements and such other factors as the Board of Directors deems relevant. In addition, certain debt agreements to which the Company and its subsidiaries are parties contain financial covenants, including covenants to maintain a designated maximum leverage ratio and a minimum tangible net worth, which could have the effect of restricting or prohibiting the payment of cash dividends. At this time, it is uncertain when or if the Company will resume the payment of cash dividends. See "Price Range of Common Stock and Dividends."

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 2,800,000 shares of Common Stock offered by the Company hereby are approximately $43.8 million based upon the offering price of $16.75 per share, after deducting the underwriting discount and offering expenses. The Company will not receive any proceeds from the sale of the Common Stock offered by the Selling Shareholder. The Company intends to use the net proceeds to repay short-term indebtedness currently outstanding under the $191.0 million Master Facilities Agreement (the "MFA") between the Company and certain of its subsidiaries and Deutsche Bank A.G. and a number of other banks. The MFA provides financing for certain of the Company's non-U.S. tobacco operations and expires in June 1998. As of February 28, 1997, interest accrued on borrowings outstanding under the MFA bore interest at LIBOR plus 225 basis points. Under the terms of the MFA, the anticipated repayment will result in a reduction in the interest rate thereunder to LIBOR plus 125 basis points.


                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of December 31, 1996 on an actual basis and as adjusted to give effect to the sale of the Shares offered by the Company hereby at the offering price of $16.75 per share, after deducting the underwriting discount and offering expenses, and the application of the net proceeds therefrom. The information in the table below is qualified in its entirety by, and should be read in conjunction with, the unaudited Consolidated Financial Statements (including the Notes thereto) of the Company included elsewhere in this Prospectus.



                                                                                                                AS OF
                                                                                                          DECEMBER 31, 1996
                                                                                                       -----------------------
                                                                                                        ACTUAL     AS ADJUSTED
                                                                                                       --------    -----------
                                                                                                           (IN THOUSANDS)
Cash................................................................................................   $ 55,849     $  55,849
                                                                                                       --------    -----------
                                                                                                       --------    -----------

Short-term debt:
Short-term borrowings...............................................................................   $402,598     $ 358,752
Current portion of long-term debt...................................................................      8,418         8,418
                                                                                                       --------    -----------
     Total short-term debt..........................................................................   $411,016       367,170
                                                                                                       --------    -----------
                                                                                                       --------    -----------
Long-term debt:
Long-term debt......................................................................................   $ 27,042     $  27,042
Convertible subordinated debentures.................................................................     69,000        69,000
                                                                                                       --------    -----------
     Total long-term debt...........................................................................     96,042        96,042
                                                                                                       --------    -----------
Shareholders' equity:
Preferred stock, par value $1.65 per share; 1,000,000 shares authorized;
  87,477 shares issued to ESOP, actual and as adjusted (1)..........................................         --            --
Common stock, $0.20 par value; 100,000,000 shares authorized;
  11,989,564 shares issued, actual; 14,789,564 issued, as adjusted (2)..............................      2,398         2,958
Additional paid-in capital..........................................................................     47,786        91,072
Unearned restricted stock plan compensation.........................................................       (365)         (365)
Treasury stock at cost; 2,566,129 shares, actual and as adjusted....................................     (3,340)       (3,340)
Retained earnings...................................................................................     51,900        51,900
Cumulative translation adjustments..................................................................    (10,249)      (10,249)
                                                                                                       --------    -----------
     Total shareholders' equity.....................................................................     88,130       131,976
                                                                                                       --------    -----------
       Total long-term debt and shareholders' equity................................................   $184,172     $ 228,018
                                                                                                       --------    -----------
                                                                                                       --------    -----------


---------------

(1) On January 31, 1997, the Company terminated the Employee Stock Ownership Plan (the "ESOP") established by W A Adams Company prior to that company's acquisition by the Company. This termination involved the redemption by the Company of 24,602 shares of ESOP Preferred Stock for an aggregate of $2,460,287 in cash and the issuance of 14,075 shares of Common Stock. The remaining 62,875 shares of unallocated ESOP Preferred Stock were cancelled.


(2) Since December 31, 1996, the Company has issued: (i) the 14,075 share of Common Stock referred to in footnote 1; (ii) 2,665 shares of Common Stock as the Company's matching contribution to its 401(k) Savings Incentive Plan;
    (iii) 97 shares of Common Stock pursuant to its Dividend Reinvestment Plan; and (iv) 119,869 shares of Common Stock pursuant to a stock dividend in March 1997, of which 25,661 shares are treasury stock.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Company's Common Stock is traded on the NYSE under the symbol "STW." The Common Stock began trading on the NYSE on April 12, 1988 and traded on the national over-the-counter market for many years prior thereto. The following table sets forth for the periods indicated the high and low sales prices of the Common Stock as reported by the NYSE and the amount of dividends declared per share for the periods indicated.


                                                                                         HIGH         LOW        DIVIDENDS
                                                                                       --------     --------     ---------
FISCAL YEAR ENDED MARCH 31, 1997:
Fourth Quarter....................................................................     $20.125      $17.375      1% Stock
Third Quarter.....................................................................      20.75        11.75       1% Stock
Second Quarter....................................................................      15.00        11.25       1% Stock
First Quarter.....................................................................      12.00         8.25       1% Stock

FISCAL YEAR ENDED MARCH 31, 1996:
Fourth Quarter....................................................................      10.375        7.50       1% Stock
Third Quarter.....................................................................      12.25         9.25       1% Stock
Second Quarter....................................................................      14.75        10.50       1% Stock
First Quarter.....................................................................      15.125       13.25       1% Stock

FISCAL YEAR ENDED MARCH 31, 1995:
Fourth Quarter....................................................................      15.125       12.125      1% Stock
Third Quarter.....................................................................      15.875       11.125      1% Stock
Second Quarter....................................................................      16.125       13.125      $0.10
First Quarter.....................................................................      18.875       14.75       $0.10



     The last sale price of the Common Stock as reported on the NYSE on May 7, 1997 was $17.25. As of March 20, 1997, there were approximately 600 holders of record of the Common Stock.


     Although the Company has historically paid quarterly cash dividends, the Board of Directors, in response to a tightening of the Company's financial resources, decided to suspend such dividend payments in December 1995, and has instead issued quarterly stock dividends since that time. The Board of Directors intends to return to the Company's historical cash dividend policy at such time as the Company's financial position justifies such action. The payment and amount of future dividends will depend upon the Company's financial condition, earnings and capital requirements and such other factors as the Board of Directors deems relevant. In addition, certain debt agreements to which the Company and its subsidiaries are parties contain financial covenants, including covenants to maintain a designated maximum leverage ratio and a minimum tangible net worth, which could have the effect of restricting or prohibiting the payment of cash dividends. Under its most restrictive covenant, the Company had approximately $11.6 million of retained earnings available for distribution as dividends at December 31, 1996. At this time, it is uncertain when or if the Company will resume the issuance of cash dividends.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected historical consolidated financial data for the Company for the periods and at the dates indicated. The selected financial data, at or for each of the full fiscal years presented below was derived from, and is qualified by reference to, the Consolidated Financial Statements of the Company, which have been audited by Deloitte & Touche LLP, independent auditors. The selected financial data for the nine months ended December 31, 1996 and 1995 are derived from consolidated financial statements that have not been audited. In the opinion of management, the unaudited consolidated financial data include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated financial position and results of operations for that period. The results of operations for the nine months ended December 31, 1995 and 1996 are not necessarily indicative of the results of operations for a full fiscal year. The table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Consolidated Financial Statements (including the Notes thereto) appearing elsewhere in this Prospectus.

                                                   NINE MONTHS ENDED
                                                      DECEMBER 31,                        YEAR ENDED MARCH 31,
                                                  --------------------    ----------------------------------------------------
                                                    1996        1995         1996          1995          1994          1993
                                                  --------    --------    ----------    ----------    ----------    ----------
                                                      (UNAUDITED)                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Sales..........................................   $933,526    $956,716    $1,359,450    $1,213,565    $1,042,014    $1,236,084
Cost of sales:
   -- Materials, services and supplies.........    837,929     872,812     1,227,568     1,097,119       961,916     1,092,555
   -- Interest.................................     23,795      28,358        41,369        34,981        29,416        31,633
                                                  --------    --------    ----------    ----------    ----------    ----------
  Gross profit.................................     71,802      55,546        90,513        81,465        50,682       111,896
Selling, general and administrative expenses...     54,556      55,850        77,608        80,509        78,731        73,925
Restructuring charges..........................         --      12,500        12,500            --            --            --
Interest expense...............................      7,490       6,830         9,559         9,947         7,173         8,183
Interest income................................      3,042       3,293         4,430         4,644         5,884         5,829
Other income (expense), net....................      4,116       2,115         6,982        14,327         4,901         1,674
                                                  --------    --------    ----------    ----------    ----------    ----------
  Income (loss) before taxes...................     16,914     (14,226)        2,258         9,980       (24,437)       37,291
Income taxes...................................      5,996       2,522         6,836        16,370         5,070        12,546
                                                  --------    --------    ----------    ----------    ----------    ----------
  Income (loss) after taxes....................     10,918     (16,748)       (4,578)       (6,390)      (29,507)       24,745
Minority interests.............................     (2,680)     (2,263)       (4,795)       (9,634)       (3,765)       (2,421)
Equity in earnings (losses) of affiliates......        661         541           (69)       (4,470)       (3,226)         (104)
                                                  --------    --------    ----------    ----------    ----------    ----------
  Income (loss) from continuing operations
    (1)........................................      8,899     (18,470)       (9,442)      (20,494)      (36,498)       22,220
  Income (loss) from discontinued operations...         --      10,050        10,050       (10,050)          689        (1,547)
Extraordinary items............................         --          --            --            --            --           503
Cumulative effect of accounting changes........         --          --            --            --            23            --
ESOP preferred stock dividends, net of tax.....       (347)       (358)         (474)         (485)         (486)         (364)
                                                  --------    --------    ----------    ----------    ----------    ----------
  Net income (loss) applicable to common
    stock......................................   $  8,552    $ (8,778)   $      134    $  (31,029)   $  (36,272)   $   20,812
                                                  --------    --------    ----------    ----------    ----------    ----------
                                                  --------    --------    ----------    ----------    ----------    ----------
Primary earnings (loss) per common share:
   -- From continuing operations (1)...........   $   0.92    $  (2.12)   $    (1.11)   $    (2.43)   $    (4.32)   $     2.58
   -- Net of discontinued operations...........       0.92       (0.99)         0.01         (3.60)        (4.24)         2.46
Fully diluted earnings (loss) per common share:
   -- From continuing operations (1)...........          *           *             *             *             *    $     2.34
   -- Net of discontinued operations...........          *           *             *             *             *          2.25
Weighted-average shares outstanding:
  Primary......................................      9,264       8,888         8,934         8,619         8,553         8,448
  Fully diluted................................          *           *             *             *             *        10,771
OTHER DATA:
Gross profit, net of interest (2)..............   $ 95,597    $ 83,904    $  131,882    $  116,446    $   80,098    $  143,529
Gross margin, net of interest..................       10.2%        8.8%          9.7%          9.6%          7.7%         11.6%
Operating income, net of interest (3)..........     48,199      20,962        53,186        54,908        12,152        77,107
Operating margin, net of interest..............        5.2%        2.2%          3.9%          4.5%          1.2%          6.2%
Tobacco inventory..............................    255,382     230,734       160,721       194,344       268,948       305,256
Depreciation and amortization..................     14,366      19,391        24,393        16,413        16,260        16,524
Capital expenditures...........................      9,441       9,349        12,211        17,328        27,257        24,096
BALANCE SHEET DATA:
Working capital................................   $ 66,802    $ 52,898    $   55,798    $   53,187    $   70,484    $  167,295
Total assets...................................    808,509     829,163       782,824       813,489       890,771       926,367
Total debt.....................................    507,058     519,381       486,108       492,257       597,232       598,609
Shareholders' equity...........................     88,130      73,664        80,172        84,950       102,649       151,110


                                                    1992
                                                 ----------

STATEMENT OF OPERATIONS DATA:
Sales..........................................  $1,173,300
Cost of sales:
   -- Materials, services and supplies.........   1,035,762
   -- Interest.................................      31,114
                                                 ----------
  Gross profit.................................     106,424
Selling, general and administrative expenses...      68,412
Restructuring charges..........................          --
Interest expense...............................       6,815
Interest income................................       4,892
Other income (expense), net....................       1,583
                                                 ----------
  Income (loss) before taxes...................      37,672
Income taxes...................................      11,048
                                                 ----------
  Income (loss) after taxes....................      26,624
Minority interests.............................      (3,593)
Equity in earnings (losses) of affiliates......         812
                                                 ----------
  Income (loss) from continuing operations
    (1)........................................      23,843
  Income (loss) from discontinued operations...      (2,216)
Extraordinary items............................         624
Cumulative effect of accounting changes........          --
ESOP preferred stock dividends, net of tax.....          --
                                                 ----------
  Net income (loss) applicable to common
    stock......................................  $   22,251
                                                 ----------
                                                 ----------
Primary earnings (loss) per common share:
   -- From continuing operations (1)...........  $     2.89
   -- Net of discontinued operations...........        2.70
Fully diluted earnings (loss) per common share:
   -- From continuing operations (1)...........  $     2.77
   -- Net of discontinued operations...........        2.59
Weighted-average shares outstanding:
  Primary......................................       8,246
  Fully diluted................................       9,059
OTHER DATA:
Gross profit, net of interest (2)..............  $  137,538
Gross margin, net of interest..................        11.7%
Operating income, net of interest (3)..........      75,601
Operating margin, net of interest..............         6.4%
Tobacco inventory..............................     187,079
Depreciation and amortization..................      10,229
Capital expenditures...........................      21,543
BALANCE SHEET DATA:
Working capital................................  $  145,649
Total assets...................................     723,819
Total debt.....................................     447,673
Shareholders' equity...........................     132,997

---------------
* Not applicable because fully diluted calculations included adjustments which are antidilutive.

(1) Before extraordinary items in 1993 and 1992 of $503,000 and $624,000, respectively, and cumulative effect of change in accounting principles in 1994 of $23,000.

(2) Excludes interest included in cost of sales.

(3) Defined as income (loss) before taxes, net of interest included in cost of sales and other interest expense.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The Company is principally engaged in purchasing, processing, storing, selling and shipping leaf tobacco. The Company also purchases, processes and sells various types of wool. For both the tobacco and wool business, the ability to obtain raw materials at favorable prices is an important element of profitability although it is generally more important for wool than for tobacco because some customers pay the Company to purchase and process tobacco on a cost-plus basis. Obtaining raw materials at favorable prices must be coupled with a thorough knowledge of the types and grades of raw materials to assure the profitability of processing and blending to a customer's specifications. Processing is capital intensive and profit therefrom depends upon the volume of material processed and the efficiency of the factory operations. Due to the much larger number of dealers and customers for wool and the far more numerous trades involved, wool revenue tends to be more susceptible to market price fluctuations than tobacco.

     Historically, the cost of the Company's materials, services and supplies has exceeded 85.0% of revenues. In the wool business, freight charges are also a significant element of the cost of sales. The cost of raw materials, interest expense and certain processing and freight costs are variable and thus are related to the level of sales. Most procurement costs (other than raw materials), certain processing costs, and most selling, general and administrative expenses ("SG&A") are fixed. The major elements of SG&A are employee costs, including salaries, and marketing expenses.

     Tobacco sales are generally denominated in U.S. dollars whereas wool purchases and sales are typically denominated in the currency of the source country and destination country, respectively. The Company regularly monitors its foreign exchange position and has not experienced material gains or losses on foreign exchange fluctuations. The Company enters into forward contracts solely for the purpose of limiting its exposure to short-term changes in foreign exchange rates.

     Assets and liabilities of foreign subsidiaries are translated at period-end exchange rates. The effects of these translation adjustments are reported as a separate component of shareholders' equity. Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved and translation adjustments in countries with highly inflationary economies are included in net income. See "Risk
Factors -- International Business Risks."

RESULTS OF OPERATIONS

     The following table sets forth certain items in the Company's Consolidated Statements of Income as a percentage of sales for the nine-month periods ended December 31, 1996 and 1995 and the three most recent fiscal years. Any reference in the table and the following discussion to any given year is a reference to the Company's fiscal year ended March 31.

                                                                   NINE MONTHS ENDED
                                                                     DECEMBER 31,              YEAR ENDED MARCH 31,
                                                                   -----------------       -----------------------------
                                                                   1996        1995        1996        1995        1994
                                                                   -----       -----       -----       -----       -----
Sales........................................................      100.0%      100.0%      100.0%      100.0%      100.0%
Cost of sales
   -- Materials, services and supplies.......................       89.8        91.2        90.3        90.4        92.3
   -- Interest...............................................        2.5         3.0         3.0         2.9         2.8
                                                                   -----       -----       -----       -----       -----
     Gross profit............................................        7.7         5.8         6.7         6.7         4.9
Selling, general and administrative expenses.................        5.8         5.8         5.7         6.6         7.6
Restructuring charges........................................         --         1.3         0.9          --          --
Interest expense.............................................        0.8         0.7         0.7         0.8         0.7
Interest income..............................................        0.3         0.3         0.3         0.4         0.6
Other income (expense), net..................................        0.4         0.2         0.5         1.2         0.5
     Income (loss) before taxes..............................        1.8        (1.5)        0.2         0.8        (2.3)
Income taxes.................................................        0.6         0.3         0.5         1.3         0.5
Minority interests...........................................        0.3         0.2         0.4         0.8         0.4
Equity in earnings (losses) of affiliates....................        0.1         0.1         0.0        (0.4)       (0.3)
                                                                   -----       -----       -----       -----       -----
     Income (loss) from continuing operations................        1.0%       (1.9)%     (0.7)%       (1.7)%      (3.5)%
                                                                   -----       -----       -----       -----       -----
                                                                   -----       -----       -----       -----       -----

COMPARISON OF NINE MONTHS ENDED DECEMBER 31, 1996 TO NINE MONTHS ENDED DECEMBER 31, 1995

     SALES. Sales for the nine months ended December 31, 1996 were $933.5 million, a decrease of 2.4% from the prior year period. Sales for the tobacco division were $669.3 million, an increase of 4.2% from the corresponding period in 1995. The increase in tobacco division sales was due to higher average prices and improved sales mix. Tobacco volumes sold decreased by 6.3% from the prior year period due to the inclusion in the prior year period of sales of past year inventories while 1996 sales were mainly of current crop tobacco. Volume increases in the United States and Turkey partially offset small declines in other areas.

     Nontobacco sales for the nine months ended December 31, 1996 were $264.3 million, a decrease of 16.0% from the prior year period. The decrease in nontobacco sales was primarily due to lower average wool prices. Wool volumes sold were level with the prior year period as volume increases in Argentina, South Africa and the United Kingdom were offset by declines in other markets.

     GROSS PROFIT AND COST OF SALES. Gross profit for the nine months ended December 31, 1996 increased by $16.3 million from $55.5 million in the prior year period to $71.8 million and increased as a percentage of sales. Gross profit for the tobacco division increased by $8.1 million from $51.3 million, or 8.0% of tobacco division sales, in the prior period to $59.4 million, or 8.9% of tobacco division sales. The increase in tobacco division gross profit was due primarily to the 4.2% increase in tobacco division sales and a 15.6% decrease in interest.

     Nontobacco gross profit for the nine months ended December 31, 1996 increased by $8.1 million from $4.3 million, or 1.4% of nontobacco sales, in the prior period to $12.4 million, or 4.7% of nontobacco sales. The increase in wool division gross profit was due to a 18.9% decrease in materials, services and supplies and a 17.4% decrease in interest.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for the nine months ended December 31, 1996 decreased by $1.3 million and remained constant as a percentage of sales. Selling, general and administrative expenses for the tobacco division increased by $1.2 million from $37.4 million, or 5.8% of tobacco division sales, in the prior period to $38.6 million, or 5.8% of tobacco division sales.

     Nontobacco selling, general and administrative expenses for the nine months ended December 31, 1996 decreased by $2.4 million from $18.4 million, or 5.9% of nontobacco sales, in the prior period to $16.0 million, or 6.1% of nontobacco sales. The increase in nontobacco selling, general and administrative expenses as a percentage of sales was due to the 16.0% reduction in nontobacco sales.

     RESTRUCTURING CHARGES. Restructuring charges for the nine months ended December 31, 1995 of $12.5 million ($11.0 million after tax) reflect a provision made for the restructuring of the nontobacco operations. The major components of the restructuring charges relate to the wool division and include: (i) approximately $2.1 million associated with the closure of the wool processing facility in Argentina; (ii) approximately $3.6 million for the write-off of goodwill; (iii) approximately $2.8 million associated with the write-off of export incentive allowances; and (iv) approximately $2.5 million of expenses related to the terminated sale of the wool division and other miscellaneous restructuring costs. To date in Argentina, the wool processing operations have been discontinued, the factory has been leased to a third party, 181 employees have been terminated and certain impaired assets have been written down. In Australia, operations have been consolidated under one management team to better and more efficiently serve this market. The wool tops departments in the German and French companies have been reorganized to streamline their marketing efforts. The Company has undertaken a feasibility study to improve operational efficiencies in the French topmaking factory. For the nine months ended December 31, 1996, the restructuring resulted in lower depreciation and amortization expense of approximately $624,000 and lower personnel costs of approximately $169,000.

     INTEREST EXPENSE, INTEREST INCOME AND OTHER INCOME (EXPENSE), NET. Interest expense for the nine months ended December 31, 1996 increased by $0.7 million due to higher borrowings in South Africa and the oriental tobacco business. Interest income remained constant versus the prior period. Other income (expense), net for the nine months ended December 31, 1996 increased by $2.0 million due to a sale of marketable securities in a European subsidiary.

     INCOME TAXES, MINORITY INTERESTS AND EQUITY IN EARNINGS (LOSSES) OF AFFILIATES. Income taxes increased $3.5 million for the nine months ended December 31, 1996 compared to the prior year period. Prior year income tax provisions were required for certain jurisdictions where profits were earned despite overall pretax losses. Income tax charges or credits vary as a percentage of pretax income or loss due to differences in tax rates and relief available in areas where profits are earned or losses are incurred.

     Minority interests for the nine months ended December 31, 1996 increased by $0.4 million due to sales and earning increases in the Company's 51.0% owned oriental tobacco businesses in Greece and Turkey.

     Equity in earnings (losses) of affiliates for the nine months ended December 31, 1996 remained essentially constant with the prior year period both in absolute dollars and as a percentage of sales.

     INCOME (LOSS) FROM CONTINUING OPERATIONS. Income (loss) from continuing operations for the nine months ended December 31, 1996 increased by $27.4 million from a loss of $18.5 million in the prior period to $8.9 million. Income
(loss) from discontinued operations in 1995 reflect the reversal of a $10.1 million provision for the loss on the disposal of the wool division. An agreement to sell this division expired by its terms in December 1995. Net income for the nine months ended December 31, 1996 was $8.9 million, or $0.92 per share, compared to a net loss of $8.4 million, or $0.99 per share, for the prior year period.

COMPARISON OF THE YEAR ENDED MARCH 31, 1996 TO THE YEAR ENDED MARCH 31, 1995

     SALES. Sales for 1996 were $1,359.5 million, an increase of 12.5% from the prior year. Sales for the tobacco division were $925.5 million, an increase of 22.4% from 1995. The increase in tobacco division sales was due to a 10.4% increase in volumes, higher average prices and a change in sales mix. Tobacco sales in the United States achieved record volumes despite lower processing for stabilization pools. Gains in Turkey resulted largely from sales of old crop tobacco purchased from the local monopoly. Increased demand in Greece combined with the timing of shipments led to substantial increases in sales. Volume growth continued in Malawi and Zimbabwe and the Company is continuing to expand in certain secondary markets in Africa.

     Nontobacco sales for 1996 were $434.0 million, a decrease of 5.2% from the prior year. The decrease in nontobacco sales was primarily due to lower wool volumes, which decreased 13.6% from the prior year. Various factors resulted in difficult trading conditions in the wool industry. The lowering of worldwide inventory levels, a drop in European apparel sales, and tighter controls on imports in China were major factors in the 33.3% year-to-year drop in the Australian market price indicator. Sales of merino wool for the apparel industry were affected most drastically. The Company believes that wool prices will slowly rise over the next few years as the Australian stockpile is further reduced.

     GROSS PROFIT AND COST OF SALES. Gross profit for 1996 increased by $9.0 million from $81.5 million in the prior year to $90.5 million and remained constant as a percentage of sales. Gross profit for the tobacco division increased by $31.3 million from $49.2 million, or 6.5% of tobacco division sales, in the prior year to $80.5 million, or 8.7% of tobacco division sales. The increase in tobacco division gross profit was primarily due to the 22.4% increase in the tobacco division sales.

     Nontobacco gross profit for 1996 decreased by $22.2 million from $32.2 million, or 7.0% of nontobacco sales, in the prior year to $10.0 million, or 2.3% of nontobacco sales. The decrease in nontobacco gross profit was due to the 5.2% decrease in sales and a 21.3% increase in interest.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for 1996 decreased by $2.9 million and decreased as a percentage of sales. Selling, general and administrative expenses for the tobacco division decreased by $3.8 million from $57.3 million, or 7.6% of tobacco division sales, in the prior year to $53.5 million, or 5.8% of tobacco division sales. The decrease in tobacco division selling, general and administrative expenses as a percentage of sales in 1996 was due to significant provisions for receivables, debt restructuring and redundancy costs of $6.5 million, $2.0 million and $0.5 million, respectively, that were taken in 1995.

     Nontobacco selling, general and administrative expenses for 1996 increased by $0.8 million from $23.3 million, or 5.1% of nontobacco sales, in the prior year to $24.1 million, or 5.6% of nontobacco sales. The increase in nontobacco selling, general and administrative expenses as a percentage of sales was primarily due to the effect of lower prices on sales.

     RESTRUCTURING CHARGES. Restructuring charges for 1996 of $12.5 million ($11.0 million after tax) reflect a provision made for the restructuring of the nontobacco operations. The major components of the restructuring charges relate to the wool division and include: (i) approximately $2.1 million for closure of a wool processing facility in Argentina; (ii) approximately $3.6 million for the write-off of goodwill; (iii) approximately $2.8 million associated with the write-off of export incentive allowances; and (iv) approximately $2.5 million for expenses related to the terminated sale of the wool division and other miscellaneous restructuring costs.

     INTEREST EXPENSE, INTEREST INCOME AND OTHER INCOME (EXPENSE), NET. Interest expense and interest income for 1996 remained essentially constant with the prior year. Other income (expense), net for 1996 decreased by $7.3 million from 1995, as a $13.5 million pretax gain on the disposal of assets in Korea in 1995 more than offset a 1996 gain on the sale of marketable securities in Turkey and proceeds from staff training subsidies in Greece.

     INCOME TAXES, MINORITY INTERESTS AND EQUITY IN EARNINGS (LOSSES) OF AFFILIATES. Income taxes for 1996 totaled $6.8 million compared to $16.4 million the prior year. Income taxes in 1995 included a provision of $1.8 million for an income tax assessment under appeal and a nonrecurring charge of $1.6 million on dividends remitted by a foreign subsidiary that could not be offset by foreign tax credits. In both years, income tax provisions were required for certain jurisdictions where profits were earned despite overall pretax losses. Tax charges or credits vary as a percentage of pretax income or loss due to differences in tax rates and relief available in areas where profits are earned or losses are incurred.

     Minority interests for 1996 decreased by $4.8 million from the prior year. The portion of income attributable to minority interest of $9.6 million in 1995 included the gain on the sale of property in Korea discussed above.

     Equity in earnings (losses) of affiliates for 1996 decreased by $4.4 million from the prior year. The Company's share of losses in affiliates decreased to $69,000 in 1996 from $4.5 million in 1995 primarily because the prior year included losses by an Italian affiliate which became a consolidated subsidiary in December 1996.

     INCOME (LOSS) FROM CONTINUING OPERATIONS. The loss from continuing operations for 1996 decreased by $11.1 million from the prior year. Income
(loss) from discontinued operations reflects the $10.1 million provision made in 1995 for a loss on the disposal of the wool division. When the sales agreement lapsed in December 1995 due principally to difficulty in obtaining certain regulatory approvals and declining market conditions, the provision was reversed in 1996 and overall net income in 1996 was $608,000, or $0.01 per share, compared to a net loss of $30.5 million, or $3.60 per share, in 1995.

COMPARISON OF THE YEAR ENDED MARCH 31, 1995 TO THE YEAR ENDED MARCH 31, 1994

     SALES. Sales for 1995 were $1,213.6 million, an increase of 16.5% from the prior year. Sales for the tobacco division were $756.0 million, an increase of 12.6% from 1994. The increase in tobacco division sales was due to higher volumes, partly offset by lower prices reflecting the lagging effect of the worldwide surplus that began in 1993 and only started to be corrected in 1995. Tobacco volumes increased 17.8% from the prior year due to increases in the oriental tobacco business and a special order for old tobacco stocks purchased from the Turkish tobacco monopoly.

     Nontobacco sales for 1995 were $457.6 million, an increase of 23.5% from the prior year. The increase in nontobacco sales was primarily due to higher wool prices, changes in the sales mix and increased volumes of 1.5% from the prior year.

     GROSS PROFIT AND COST OF SALES. Gross profit for 1995 increased by $30.8 million from $50.7 million in the prior year to $81.5 million and increased as a percentage of sales. Gross profit for the tobacco division increased by $25.2 million from $24.0 million, or 3.6% of tobacco division sales, in the prior year to $49.2 million, or 6.5 % of tobacco division sales. The increase in tobacco division gross profit as a percentage of tobacco sales was due to sales gains and inventory write-offs necessary in 1994. The inventory write-offs were due to severely depressed tobacco prices during 1994 and deferrals of purchases by many manufacturers that resulted in the Company having a much higher level of tobacco inventory.

     Nontobacco gross profit for 1995 increased by $5.5 million from $26.7 million in the prior year to $32.2 million and remained constant as a percentage of nontobacco sales. The increase in nontobacco gross profit was due to the 23.5% increase in sales.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for 1995 increased by $1.8 million from the prior year and decreased as a percentage of sales. Selling, general and administrative expenses for the tobacco division increased by $0.6 million from $56.7 million, or 8.4% of tobacco division sales, in the prior year to $57.3 million, or 7.6% of tobacco division sales. Significant items included in 1995 were provisions against receivables from an Italian affiliate of $6.5 million and redundancy and debt restructuring costs of $2.5 million.

     Nontobacco selling, general and administrative expenses for 1995 increased by $1.2 million from $22.1 million, or 6.0% of nontobacco sales, in the prior year to $23.3 million, or 5.1% of nontobacco sales. The increase in nontobacco selling, general and administrative expenses was due to the 23.5% increase in nontobacco sales.

     INTEREST EXPENSE, INTEREST INCOME AND OTHER INCOME (EXPENSE), NET. Interest expense for 1995 increased $2.8 million from the prior year primarily due to an increase in the weighted-average interest rate on borrowings from 6.7% to 9.8%. Interest income decreased $1.2 million due to reduced earnings on short-term deposits. Other income (expense), net for 1995 increased by $9.4 million from the prior year due primarily to a $13.5 million pretax gain on the disposal of properties in Korea in 1995 as compared to a $3.2 million gain on sale of property in Turkey in 1994.

     INCOME TAXES, MINORITY INTERESTS AND EQUITY IN EARNINGS (LOSSES) OF AFFILIATES. Income taxes for 1995 were $11.3 million higher than for 1994 and included a provision of $1.8 million for an income tax assessment under appeal and $1.6 million on dividends remitted by a foreign subsidiary that could not be offset by foreign tax credits. In both years, income tax provisions were required in certain jurisdictions where profits were earned despite overall pretax losses from the prior year. Income tax charges or credits vary as a percentage of pretax income or loss due to differences in tax rates and relief available in areas where profits are earned or losses incurred.

     Minority interests for 1995 increased by $5.9 million from the prior year due primarily to the gain on sale of property by a subsidiary in Korea where the Company has a 52.8% interest.

     Equity in earnings (losses) of affiliates for 1995 increased by $1.2 million from the prior year due to further losses incurred by an Italian affiliate.

     INCOME (LOSS) FROM CONTINUING OPERATIONS. Income (loss) from continuing operations for 1995 increased by $16.0 million from a loss of $36.5 million in the prior year to a loss of $20.5 million. Income (loss) from discontinued operations in 1995 reflects the anticipated loss on disposal of the wool division (which was reversed in 1996) versus a gain in 1994 on disposal of the nursery business. For 1995, the Company recorded a loss of $30.5 million, or $3.60 per share, compared to a loss of $35.8 million, or $4.24 per share, in 1994.

SEASONALITY AND QUARTERLY RESULTS

     The purchasing and processing of tobacco and wool are dependent on agricultural cycles and are seasonal in nature. These cycles and this seasonality, together with the timing of shipments and variations in the mix of sales, causes quarterly fluctuations in financial results. See "Risk
Factors -- Variability of Annual and Quarterly Results." The following table sets forth items from the Company's interim Consolidated Statements of Income for the quarterly periods indicated and does not take account of certain reconciliations and adjustments made at year end.

                                               1995                                        1996                        1997
                             -----------------------------------------   -----------------------------------------   --------
                                Q1         Q2         Q3         Q4         Q1         Q2         Q3         Q4         Q1
                             --------   --------   --------   --------   --------   --------   --------   --------   --------
                                                                      (IN THOUSANDS)

Sales......................  $253,249   $225,049   $301,880   $433,387   $296,964   $282,196   $377,555   $402,735   $310,391
Cost of sales
 -- Materials, services and
    supplies...............   230,961    202,599    269,159    394,400    272,700    258,311    341,799    354,758    280,894
 -- Interest...............     6,213      7,460      9,471     11,837      9,790      9,123      9,445     13,011      7,611
Gross profit, net of
  interest.................    22,288     22,450     32,721     38,987     24,264     23,885     35,756     47,977     29,497
Operating income, net of
  interest (1).............     5,065      4,637     14,990     11,245      5,456      5,543      4,555     26,220     11,501
Income (loss) from
  continuing operations....    (1,171)    (4,077)       296    (15,542)    (6,255)    (3,175)    (9,040)     9,028      1,508


                                Q2         Q3
                             --------   --------

Sales......................  $249,005   $374,130
Cost of sales
 -- Materials, services and
    supplies...............   218,881    338,154
 -- Interest...............     8,152      8,032
Gross profit, net of
  interest.................    30,124     35,976
Operating income, net of
  interest (1).............    11,852     17,688
Income (loss) from
  continuing operations....     2,911      4,480

---------------

(1) Defined as income (loss) before taxes, net of interest included in cost of sales and other interest expense.

LIQUIDITY AND CAPITAL EXPENDITURES

     Working capital at December 31, 1996 was $66.8 million, up from $52.9 million at December 31, 1995 as contributions from operating activities resulted in reduced borrowings. Compared to March 31, 1996, working capital improved by $11.0 million due to a $3.2 million reduction in the current portion of long-term debt as well as seasonal business factors. Capital expenditures of $9.4 million for the nine months ended December 31, 1996 related mostly to expansion of warehouse facilities in Greece and routine expenditures in the U.S. tobacco division. The Company continues to closely monitor its inventories which were down $2.6 million from the prior year primarily because of reduced wool inventory which offset higher tobacco inventory attributable to increased business activity and higher tobacco prices.

     For 1996, cash provided by operating activities totaled $49.8 million primarily due to an $85.6 million reduction of inventories which more than offset a $41.3 million increase of receivables related to higher sales and an $11.3 million reduction of payables. Cash employed in investing activities of $16.4 million for 1996 related primarily to capital expenditures of $12.2 million mostly for tobacco activities of $10.3 million, including $5.8 million in Turkey, $1.1 million in the United States, $1.0 million in Greece and $1.9 million for the nontobacco segment. Additionally, $7.7 million related to the payment to the minority shareholder on the liquidation of the Korean operation. For 1997, the Company projects capital spending of approximately $12.5 million, excluding potential acquisitions.

     FINANCING ARRANGEMENTS. The Company's revolving credit facilities include a $100.0 million facility for U.S. tobacco operations and the $191.0 million MFA, both of which expire in June 1998. In addition, the Company has local lines totaling approximately $245.0 million for the African and oriental tobacco business. Separate facilities are in place for the wool division totaling approximately $145.0 million. In 1996, the Company's total borrowing requirements ranged from a high of $434.0 million in November 1995 to a low of $349.0 million in May 1995. The Company normally uses short-term bank facilities to support working capital requirements, which typically peak in the third quarter.

     The U.S. and MFA loan agreements contain certain financial and reporting covenants with which the Company was in compliance at December 31, 1996 and March 31, 1996. Under its most restrictive covenant, the Company had approximately $11.6 million of retained earnings available for distribution as dividends at December 31, 1996. The loan agreements also include restrictions on the amount of dividends, management fees or other distributions of capital or income that can be upstreamed to the parent Company by its subsidiaries. Because the subsidiaries are the Company's principal source of cash, depending on their operating results, these restrictions could further limit the Company's ability to pay dividends to its shareholders. See "Risk Factors -- Restrictions on Dividends" and "Price Range of Common Stock and Dividends."

     Based on the improving outlook for the business and the restructuring of the wool division, management anticipates that it will be able to service the interest and principal on its indebtedness, maintain adequate working capital and provide for capital expenditures out of operating cash flow and available borrowings under its credit facilities. The Company's future operating performance will be subject to economic conditions and to financial, political, agricultural and other factors, many of which are beyond the Company's control.

     On January 31, 1997, the Company terminated the Employee Stock Ownership Plan (the "ESOP") established by W A Adams Company prior to that company's acquisition by the Company. This termination involved the redemption by the Company of 24,602 shares of ESOP Preferred Stock for an aggregate price of $2,460,287 in cash and the issuance of 14,075 shares of Common Stock. The remaining 62,875 shares of unallocated ESOP Preferred Stock were cancelled.

     The Company intends to continue to strengthen its financial position by reducing its overall leverage and its reliance on short-term borrowings. In addition to raising equity pursuant to the Offering, the Company is currently evaluating additional financing alternatives, including a private or public placement of long-term debt securities, the proceeds of which would be used to further reduce short-term borrowings. There can be no assurance, however, that the Company will be able to complete any such transactions. See "Risk
Factors -- Significant Leverage and Dependence on Short-Term Borrrowings."

TAX AND REPATRIATION MATTERS

     The Company and its subsidiaries are subject to income tax laws in each of the countries in which they do business through wholly-owned subsidiaries and through affiliates. The Company makes a comprehensive review of the income tax requirements of each of its operations, files appropriate returns and makes appropriate income tax planning analyses directed toward the minimization of its income tax obligations in these countries. Appropriate income tax provisions are determined on an individual subsidiary level and at the corporate level on both an interim and annual basis. These processes are followed using an appropriate combination of internal staff at both the subsidiary and corporate levels as well as independent outside advisors in review of the various tax laws and in compliance reporting for the various operations.

     The undistributed earnings of certain foreign subsidiaries are not subject to additional foreign income taxes nor considered to be subject to U.S. income taxes unless remitted as dividends. The Company intends to reinvest such undistributed earnings indefinitely; accordingly, no provision has been made for U.S. taxes on those earnings. The Company regularly reviews the status of the accumulated earnings of each of its U.S. and foreign subsidiaries as part of its overall financing plans.

                                    BUSINESS

     Standard is principally engaged in purchasing, processing, storing, selling and shipping leaf tobacco. The Company also purchases, processes and sells various types of wool. In fiscal 1996, the Company derived approximately 70.0% of its revenue from its tobacco division.

                                    TOBACCO

     The Company is one of the three global independent leaf tobacco merchants serving the large multinational cigarette manufacturers and is one of the largest independent merchants of oriental leaf tobacco, a key component of Amercan-blend cigarettes. The Company also has a leading market presence in a number of the emerging and low-cost flue-cured and burley tobacco growing regions, including China, India, Malawi and Tanzania. Founded in 1910, the Company purchases, processes, stores, sells and ships tobacco grown in over 30 countries, servicing cigarette manufacturers from 20 processing facilities strategically located throughout the world.

THE LEAF TOBACCO INDUSTRY

     Multinational cigarette manufacturers, with one principal exception, rely primarily on global independent leaf tobacco merchants, such as the Company, to process and supply leaf tobacco used in the manufacturing process. Leaf tobacco merchants select, purchase, process, store, pack, ship and, in a growing number of emerging markets, provide agronomy expertise and financing for growing leaf tobacco. Presently, there are three global independent leaf tobacco merchants, including the Company. Important trends in the leaf tobacco industry include:

     GROWTH OF AMERICAN-BLEND CIGARETTES. American-blend cigarettes have gained market share in several major foreign markets, including Asia (particularly Pacific Rim countries), Europe and the Middle East in recent years. American-blend cigarettes contain approximately 50.0% flue-cured, 35.0% burley and 15.0% oriental tobacco, contain less tar and nicotine, and taste milder than locally produced cigarettes containing dark and semioriental tobacco historically consumed in certain parts of the world. According to the TMA, American-blend cigarette consumption (excluding China) has increased from 1.7 trillion units in calendar 1990 to 1.9 trillion units in calendar 1996, an increase of 10.8%. The TMA estimates that worldwide American-blend tobacco consumption (excluding China) will increase an additional 5.5% to more than 2.0 trillion units by the year 2000. The TMA also estimates that worldwide American-blend cigarette consumption (excluding China), as a percentage of total consumption, has also experienced substantial growth, increasing from 47.9% in 1990 to 52.5% in 1996, and is projected to reach 54.3% by the year 2000. As American-blend cigarettes have continued to gain global market share, the demand for export quality flue-cured, burley and oriental tobacco sourced and processed by leaf tobacco merchants has grown accordingly. Several multinational cigarette manufacturers have made significant investments in the Former Soviet Union, which the Company believes may lead to increased demand for and sale of American-blend tobacco. As American-blend cigarettes have gained market share, the demand for export quality American-blend tobacco sourced and processed by the three global independent leaf tobacco merchants, including the Company, has grown accordingly.

     GROWTH IN FOREIGN OPERATIONS OF MULTINATIONAL CIGARETTE MANUFACTURERS. Several multinational cigarette manufacturers have expanded their operations throughout the world, including in Africa, Asia, Central and Eastern Europe and the Former Soviet Union, in order to increase their access to and penetration of these markets. As cigarette manufacturers expand their global operations, the Company believes there will be increased demand for local sources of leaf tobacco and local tobacco processing facilities, primarily due to the semiperishable nature of unprocessed leaf tobacco and the existence of domestic tobacco content laws in certain countries. The Company also believes that the international expansion of cigarette manufacturers will cause these manufacturers to place greater reliance on the services of financially strong leaf tobacco merchants with the ability to source and process tobacco on a global basis and to help develop higher quality local tobacco sources.

     GROWTH IN FOREIGN SOURCED TOBACCO. In an effort to respond to cigarette manufacturers' increasing demand for lower cost American-blend tobacco, the major leaf tobacco merchants have made significant investments in Africa, Asia, Europe and South America, the principal sources of flue-cured, burley and oriental tobacco outside the United States. The Company expects this trend to continue in the foreseeable future as the quality of foreign grown tobacco continues to improve.

     IMPROVED MARKET CONDITIONS. The global leaf tobacco industry is currently recovering after experiencing a disruption in demand and reduction in pricing during calendar 1993 and 1994. The disruption of the industry in the United States during these years arose from a convergence of adverse factors, including: (i) enactment of the 75/25 Rule, which was later repealed; (ii) a below average quality 1993 tobacco crop in the United States; and (iii) the proposal of legislation in the summer of 1993 to increase significantly the federal excise tax on cigarettes (although such legislation was never enacted), that resulted in reluctance by manufacturers to build inventories. Concurrent with the reduction in demand for imported tobacco related to the 75/25 Rule and lower than expected initial demand for tobacco in Africa, Asia, Central and Eastern Europe and the Former Soviet Union, the worldwide price of tobacco declined due to oversupply attributable to record foreign tobacco crops. This combination of reduced demand and lower prices had a negative impact on the financial performance of the leaf tobacco merchants and resulted in significant increases in uncommitted tobacco inventories held by merchants.

     In calendar 1994 and 1995, the demand and supply imbalance in the worldwide tobacco market began to improve. Leaf tobacco production outside the United States was curtailed in response to the lower prices and high levels of uncommited inventories. The 75/25 Rule was repealed principally because it was inconsistent with GATT, and was replaced by a series of less stringent import quotas. This resulted in cigarette manufacturers in the United States resuming traditional purchases of foreign sourced tobacco. The combination of lower levels of tobacco production and increased demand had a positive impact on worldwide tobacco prices and a corresponding positive impact on the profitability of the industry, and resulted in significant reductions in uncommitted tobacco inventories.

     CONSOLIDATION OF TOBACCO MERCHANTS. Leaf tobacco merchants continue to consolidate through worldwide acquisitions and mergers. As recently as 1989, there were eight major international merchants. Presently, there are three global independent leaf tobacco merchants, including the Company, which purchase, process, store, sell and ship leaf tobacco worldwide. The Company believes that it has experienced growth in tobacco revenue as a result of this industry consolidation as the multinational cigarette manufacturers diversify their sourcing partners of quality leaf tobacco.

BUSINESS STRATEGY

     The Company recently achieved substantial improvement in its operating and financial performance in part as a result of the implementation of a four-point strategic plan and the enhancement of the Company's senior management team, including the appointment of the Company's current Chief Executive Officer. The key areas addressed by the strategic plan include: (i) information systems; (ii) financial controls; (iii) risk management; and (iv) asset management. The Company has improved sales from $1.0 billion in fiscal 1994 to $1.3 billion for the 12 months ended December 31, 1996, reduced SG&A expenses as a percentage of sales from 7.6% to 5.7% and increased operating income net of interest from $12.2 million to $80.4 million. The Company's tobacco division, has driven this return to profitability, increasing sales from $671.5 million in fiscal 1994 to $952.8 million for the 12 months ended December 31, 1996, improving operating income net of interest from a loss of $1.0 million to income of $70.2 million and increasing average tobacco inventory turnover from 2.1 turns for the 12 months ended March 31, 1994 to 3.9 turns for the 12 months ended December 31, 1996.

  INFORMATION SYSTEMS

     In order to manage financial performance more effectively, the Company has designed and developed, and is implementing worldwide, proprietary information systems. These systems provide rapid access to critical operational, financial and risk management information.

     WORLDWIDE AVAILABLE FOR SALE ("WAFS"). WAFS provides management with daily updates of tobacco inventories and allows management to more closely align customer demand with the supply of tobacco on a global basis. The Company believes it has significantly improved its ability to control and manage its tobacco inventory risks and increase profitability through the implementation of WAFS.

     INTEGRATED ACCOUNTING. The Company has developed a fully integrated proprietary system to monitor the flow of leaf tobacco from the date of purchase through factory processing and shipment. The system has been implemented in the United States, and management believes it will be installed for use in approximately 80.0% of the tobacco division by early fiscal 1998 and will be installed worldwide by fiscal 2000. The integrated accounting system provides divisional, regional and area managers better methods to track and measure their performance under corporate accountability programs.

     WORLDWIDE STRATEGIC PLANNING. In fiscal 1996, the Company initiated a major project focused on matching anticipated leaf tobacco supply with customer's projected needs over a rolling three-year period. The Company's strategic planning now involves review and analysis of the various grades of leaf tobacco that will be required by customers and the Company's ability to supply them. The strategic planning initiatives assist management in planning capital expenditure and investment projects and in controlling inventory levels by evaluating supply and demand on a country-by-country, customer-by-customer basis.

  FINANCIAL CONTROLS

     The Company's worldwide operations include subsidiaries and affiliates organized under local laws and structured to minimize, to the extent possible, the adverse impact of international taxation of its global earnings. In certain instances, the Company elected foreign organizational structures focused on local issues rather than a centralized approach to financial and corporate governance. Recent initiatives taken by the Company focus on shifting control over critical decision-making from the area level to the corporate level.

     ORGANIZATIONAL STRUCTURE. For operational and financial control purposes, the tobacco division is divided into five regions (North America, South America, Africa, Asia and Europe) and each region is subdivided into areas (usually by country). In each division, region and area, the Company has controllers dedicated to monitoring operational and financial performance in relation to the Company's core corporate objectives. To ensure compliance with these objectives, the Company has also created a five-member tobacco division executive committee, comprised of the Company's Chief Executive Officer, and the tobacco division's Chairman, Operations Director, Financial Director and Sales Director. Decisions made at each level are now reviewed by the executive committee to ensure consistency and compliance with the Company's corporate operational and financial parameters.

     CASH FLOW MANAGEMENT. The Company believes that rapid access to information regarding divisional, regional and area level cash flow results in better corporate decision-making. Awareness of the Company's cash flow is important to improving risk and asset management.

     BUSINESS UNIT ACCOUNTABILITY. As the Company refines its divisional, regional and area level controls and information systems, its managers at each level are given more specific performance objectives to achieve. These managers have ready access to financial information in order to measure their performance against budget. The Company believes that improved access to information will permit the Company to make adjustments more quickly in response to performance that may not be consistent with corporate financial objectives or budgets.

     PERFORMANCE MEASUREMENT SYSTEMS. In order to more closely align divisional, regional and area level decision-making with the corporate level objective of significantly improving the Company's profitability, the Company's performance-based incentive compensation plan has been restructured. Because the leaf tobacco business requires short-term financing of relatively large inventory positions, the Company has instituted a plan based on return on assets designed to focus divisional, regional and area managers on optimizing working capital utilization through the reduction of uncommitted inventory levels and the short-term financing required to make tobacco purchases.

  RISK MANAGEMENT

     Historically, the Company's operating units have been given responsibility for managing risks and making certain financial decisions. Recently, the Company has instituted a centralized risk management system to manage uncommitted inventory levels, customer exposure limits, capital expenditures and investment projects to maximize profitability while maintaining an acceptable level of corporate risk.

     UNCOMMITTED INVENTORY. The Company continues to centralize its inventory monitoring functions and believes that it is achieving levels of inventory which are more closely aligned with current customer demand and market conditions. The Company distinguishes between "committed" inventories, which consist of packed tobacco for which customer orders or indications of interest have been received, and "uncommitted" inventories, which are not designated by the Company to fill a specific customer order or indication of interest. While the Company believes it must purchase a certain amount of uncommitted inventory to maintain its presence in certain strategic tobacco growing regions or to capitalize on favorable prices, the Company's business strategy has emphasized the need to reduce risks associated with tobacco price fluctuations by generally reducing its uncommitted inventory levels. The tobacco division executive committee has set a limit on the amount of uncommitted tobacco inventory, which may not be exceeded without its prior approval.

     CUSTOMER EXPOSURE LIMITS. In response to the cancellation of tobacco contracts totalling approximately $23.0 million by customers in the Former Soviet Union and financial problems of certain cigarette manufacturers in fiscal 1994, the Company instituted credit risk procedures which are monitored by the tobacco division executive committee. Pursuant to these procedures, the total exposure to, and payment history of, each customer is reviewed monthly. Since instituting these procedures, the Company has not experienced any material losses due to contract cancellations or over-extended credit.

     CAPITAL EXPENDITURES AND INVESTMENTS. The tobacco division executive committee now evaluates all significant capital expenditures and investments pursuant to strict criteria. These criteria include projected cash flows, required capital expenditures, sources of financing, internal rates of return and the impact on profitability. In centralizing the analysis underlying capital expenditure and investment proposals, the Company believes that a more rational approach will be achieved and that a sharper focus on return on assets will permit the Company to continue its trend of improved profitability, growth and cash flow management.

  ASSET MANAGEMENT

     The Company believes that it is positioned to continue to improve its financial performance as a result of several asset management initiatives. These initiatives include a comprehensive analysis of inventory levels, noncore assets and accounts receivable.

     INVENTORY. The Company has increased average tobacco inventory turnover from a low of approximately 2.1 turns in fiscal 1994 to approximately 3.9 turns in the 12 months ended December 31, 1996. Increased inventory turnover, which is in part attributable to management more closely aligning customer demand with the supply of tobacco, has resulted in savings due to reduced interest, insurance and warehousing costs associated with holding tobacco inventory.

     RECEIVABLES COLLECTION. The Company has instituted revised policies relating to the collection of receivables, including centralized review of credit extended to each customer. Although individual subsidiaries have historically monitored collections, in certain cases current information was not available to managers, and in certain circumstances local relationships precluded the institution of strict adherence to corporate collection policies.

     NONCORE AND NONSTRATEGIC ASSETS. The Company has sold substantially all of its noncore and nonstrategic assets. Management believes that these assets have historically required a disproportionate amount of administrative services. Selling these assets and the consequent reduction in associated costs has been fundamental to focusing management's attention on maximizing the profitability of core assets. See "Risk Factors -- Global Financial and Management Control Risks."

GROWTH STRATEGY

     The Company's primary business objective is to expand its position as one of the leading global suppliers of American-blend tobacco to the major cigarette manufacturers while increasing profitability through enhanced financial management and control. The key elements of the Company's growth strategy include:

     INCREASING PRESENCE IN SOUTH AMERICA AND AFRICA. The Company believes that its presence in all the major leaf tobacco markets worldwide is critical to capitalizing on the global expansion of the large multinational cigarette manufacturers, the recent consolidation of the leaf tobacco merchants and the anticipated growth in demand for tobacco sourced internationally. A key element of the Company's growth strategy is to increase its ability to directly source and process tobacco in South America and Africa, key growing regions for American-blend tobacco. The Company has recently executed a letter of intent to acquire 74.9% ownership of the fourth largest tobacco processor in Brazil. See "Business -- Tobacco -- Worldwide Tobacco Presence -- Brazil."

     INCREASING PENETRATION OF LOW-COST FILLER TOBACCO AND EMERGING TOBACCO-GROWING REGIONS. To meet the increasing demand by cigarette manufacturers throughout the world for low-cost American-blend tobacco, the Company plans to expand its operations in regions particularly suited for producing such tobacco. The Company has targeted China, India and Tanzania, countries in which it has a leading tobacco export position, for expansion and increased tobacco production. The Company has executed letters of intent for the construction of new processing facilities in China and India.

     STRENGTHENING PRESENCE IN ORIENTAL MARKETS. Demand for oriental tobacco, which comprises approximately 15.0% of American-blend cigarettes, is rapidly increasing due to the strong growth in consumption of American-blend cigarettes. The Company intends to strengthen its position as one of the world's largest merchants of oriental tobacco through acquisitions and continued strategic investments in China and Thailand (emerging oriental tobacco markets), and in Greece and Turkey (leading oriental tobacco markets based on volume).

     CAPITALIZING ON ACQUISITION AND OUTSOURCING OPPORTUNITIES. Recent consolidation within the leaf tobacco industry has been driven by the need to cost-effectively service multinational cigarette manufacturers on a global basis. Management believes that there will be increasing opportunities for acquisitions of smaller independent local leaf tobacco merchants in various strategic locations throughout the world. In addition, the Company anticipates further outsourcing of leaf tobacco purchasing and processing by cigarette manufacturers. This outsourcing trend is driven by the: (i) higher margins in cigarette production; (ii) increasing sophistication required in sourcing leaf tobacco on a global basis; and (iii) continued privatization of tobacco and cigarette production operations in certain countries.

     INCREASING FINANCIAL FLEXIBILITY. The Company intends to continue to strengthen its financial position by reducing its overall leverage and its reliance on short-term borrowings. In addition to raising equity pursuant to the Offering, the Company is currently evaluating additional financing alternatives, including a private or public placement of long-term debt securities, the proceeds of which would be used to further reduce short-term borrowings. By strengthening its financial position, the Company will be better positioned to continue implementing its business strategy and to capitalize on strategic growth opportunities.

OPERATIONS

     The Company has developed an extensive international network through which it purchases, processes and sells tobacco. In addition to processing facilities in North Carolina and Kentucky, the Company owns or has an interest in processing facilities in Zimbabwe, a significant exporter of flue-cured tobacco; Malawi, a leading exporter of burley tobacco; and Greece and Turkey, the leading exporters of oriental tobacco. The Company also has processing facilities in Italy, Spain and Thailand. In addition, the Company has entered into contracts, joint ventures and other arrangements for the purchase and processing of tobacco grown in substantially all countries that produce export-quality flue-cured, burley and oriental tobacco, including Argentina, Brazil, Canada, China, India, Kenya, Kyrgyzstan, Tanzania and Ukraine.

     PURCHASING. The tobacco in which the Company deals is grown in over 30 countries. Management believes that its diversity in sources of supply, combined with a broad customer base, helps shield the Company from seasonal fluctuations in quality, yield or price of tobacco crops grown in any one region. The Company relies primarily on revolving lines of bank credit and internal resources to finance its purchases. Quite often the tobacco serves as collateral for the credit. The period of exposure, with some exceptions, generally is limited to a tobacco season and the maximum exposure is limited to a shorter period.

     Tobacco is generally purchased at auction or directly from growers. Tobacco grown in the United States, Canada, India, Malawi and Zimbabwe is purchased at auction. The Company generally employs its own buyers to purchase tobacco on auction markets, directly from growers and pursuant to marketing agreements with government monopolies. At present, the largest amounts of tobacco purchased by the Company outside the United States come from Argentina, Brazil, China, Greece, India, Italy, Malawi, Spain, Thailand, Turkey and Zimbabwe.

                   FISCAL 1996 PURCHASES AND SALES IN DOLLARS

   PURCHASES BY ORIGIN                            SALES BY DESTINATION
         [GRAPH]                                         [GRAPH]


United States                   29%             Europe                  51%
Europe                          24%             United States           24%
Africa                          20%             Far East                17%
Central & South America         17%             Africa                   4%
Far East                         9%             Other                    4%
Other                            1%



     Although Argentina, Brazil, China, Greece, Italy, Spain, Turkey and Thailand are major tobacco producers, there are no tobacco auctions in these markets. In these markets, the Company buys (or, in Brazil, intends to buy through Meridional) tobacco directly from farmers, agricultural cooperatives or government agencies in advance of firm orders or indications of interest although such purchases are usually made with some knowledge of its customers' requirements. In certain of these markets the Company advances or finances the purchase of fertilizer and other supplies to assist farmers in growing the crop. These advances generally are repaid with deliveries of tobacco by the farmers. During fiscal 1996 and the nine months ended December 31, 1996, the maximum aggregate amount of advances by the Company was $29.8 million and $37.1 million, respectively. See "Risks Factors -- Global Financial and Management Control Risks."

     PROCESSING. Tobacco purchased by the Company generally is perishable and must be processed within a relatively short period of time to prevent deterioration in quality. Consequently, the Company has located its processing facilities near the areas where it purchases tobacco. Prior to and during processing, the Company takes a number of steps to ensure consistent quality of the tobacco. These steps include regrading and removing undesirable leaves, dirt and other foreign matter. Most of the tobacco is then blended to meet customer specifications and threshed; however, some of it is processed in whole-leaf form and sold to certain customers of the Company. Threshing involves mechanically separating the stem from the tissue portions of the leaf, which are called strips, and sieving out small scrap. Considerable expertise is required to produce strips of large particle size and to minimize scrap.

     Strips and stems are redried and packed separately. Redrying involves further reducing the natural moisture left in the tobacco after it has been cured by the growers. The objective is to pack tobacco at safe moisture levels so that it can be held by the customer in storage for long periods of time. Quality control checks are continually performed during processing to ensure that the product meets customer specifications as to yield, particle size, moisture content and chemistry. Customers are frequently present at the factory to monitor results while their tobacco is being processed.

     Redried tobacco is packed in hogsheads, cartons, cases or bales for storage and shipment. Packed tobacco generally is transported in the country of origin by truck or rail, and exports are moved by ship.

     The Company processes its tobacco in four wholly-owned plants in the United States and 12 other facilities around the world owned or leased by subsidiaries and affiliates. In addition, the Company has access to four other processing plants in which it has no ownership interest. In all cases, tobacco processing is under the direct supervision of Company personnel. Modern laboratory facilities are maintained by the Company to assist in selecting tobacco for purchase and to test tobacco during and after processing.

     The Company believes that its plants are highly efficient and are adequate for its purposes. The Company also believes that tobacco throughput at its existing facilities could be increased without major capital expenditures.

     SELLING. The Company's customers include all of the world's leading manufacturers of cigarettes and other consumer tobacco products. These customers are located in approximately 85 countries throughout the world. The Company employs its own salesmen, who travel extensively to visit customers and to attend tobacco markets worldwide with these customers, and it also uses agents for sales to customers in certain countries. Sales are made on open account to customers who qualify based on experience or are made against letters of credit opened by the customer prior to shipment. Virtually all sales are made in U.S. dollars. Payment for most tobacco sold by the Company is received after the tobacco has been processed and shipped.

     The consumer tobacco business in most markets is dominated by a small number of large multinational cigarette manufacturers and by government controlled entities. In fiscal 1996, the Company's five largest customers accounted for approximately 38.2% of total sales (56.1% of tobacco sales). In fiscal years 1996 and 1995, one customer accounted for 17.4% and 14.2% of total sales, respectively. In fiscal 1994, another customer accounted for 10.4% of total sales. The Company believes that formal purchase contracts are not customary in the global leaf tobacco industry and agreements to purchase tobacco generally result from the supplier's course of dealings with its customers. The Company has done business with most of its customers for many years. The Company believes that it has good relationships with its large customers. See "Risk Factors -- Reliance on Significant Tobacco Customers."

     As of December 31, 1996, the Company had tobacco inventory of $255.4 million compared to $230.7 million at December 31, 1995. The level of tobacco fluctuates from period to period and is significant only to the extent it reflects short-term changes in demand for leaf tobacco.

COMPETITION

     The leaf tobacco industry is highly competitive. Competition among independent leaf tobacco dealers is based primarily on the price charged for products and services; the ability to meet customer demands and specifications in sourcing, purchasing, blending, processing and financing tobacco; and the ability to develop and maintain long-standing customer relationships by demonstrating a knowledge of customer preferences and requirements. Although most of the Company's principal customers also purchase tobacco from the Company's major competitors, Universal and Dimon, the Company's relationships with its largest customers span many years and the Company believes that it has the personnel, expertise, facilities and technology to remain successful in the industry. In addition, the Company believes that the consolidation of the leaf tobacco industry may provide opportunities for it to enhance its relationship with and increase sales to certain cigarette manufacturers. See "Risk
Factors -- Competition."

WORLDWIDE TOBACCO PRESENCE

     UNITED STATES. The Company owns and operates a total of four processing facilities located in North Carolina and Kentucky and purchases tobacco at all major markets in the United States, including flue-cured tobacco markets in North Carolina, South Carolina, Virginia, Georgia and Florida; burley tobacco markets in Kentucky, Tennessee, Virginia and North Carolina; and light air-cured tobacco markets in Maryland and Pennsylvania. In the United States, flue-cured and burley tobacco are generally sold at public auction to the highest bidder. The price of such tobacco is supported under an industry-funded federal program that also restricts tobacco production through a quota system. U.S. grown tobacco is more expensive than most non-U.S. tobacco, resulting in a declining trend in exports, which management believes should be offset by increased demand for foreign tobacco.

     BRAZIL. The Company currently purchases leaf tobacco in Brazil as the agent for Souza Cruz, a subsidiary of B.A.T. which has approximately 80.0% of the domestic cigarette market in Brazil. The Company fills orders and earns a commission from Souza Cruz based upon the sales price of the tobacco. In March 1997, the Company signed a letter of intent (which is subject to significant conditions of closing) to purchase a 74.9% ownership interest in Meridional, the fourth largest leaf tobacco processor in Brazil. This strategic acquisition complements the Company's continuing 26-year partnership in Brazil with Souza Cruz, and will provide the Company with direct ownership of a processing facility in the second largest leaf tobacco growing region in the world (excluding China).

     TURKEY AND GREECE. The Company is one of the largest merchants of flue-cured, burley and oriental tobacco in Turkey. In both Turkey and Greece, the oriental tobacco markets are more fragmented than the major flue-cured and burley tobacco markets in other parts of the world. The Company believes that the fragmented nature of the oriental tobacco markets and its leading presence in these markets provides it with an excellent opportunity to expand revenues through acquisitions and continued strategic investments. The Company also purchases and processes flue-cured and burley tobacco in Greece. The Company processes tobacco in Turkey and Greece in two 51.0% owned facilities.

     MALAWI, ZIMBABWE AND TANZANIA. In Malawi, the largest exporter of low-cost burley tobacco in the world, the Company has a leading market position and services the large multinational cigarette manufacturers from its 51.9% owned facility in Lilongwe and its 50.0% owned facility in Limbe. The Company also is a leader in the purchase and processing of flue-cured and dark-fired tobacco, which are also processed in the Company's facilities. In Zimbabwe, the Company purchases flue-cured tobacco and to a lesser extent burley tobacco, which it processes in its minority-owned facility. In Tanzania, one of the key emerging growing regions of low-cost filler tobacco, the Company has historically been one of the largest exporters of flue-cured tobacco. The Company supervised the processing of this tobacco in a government-owned facility, which was privatized in calendar 1995. The Company is currently exploring other alternatives, including the construction of a new Company-owned and -operated processing facility strategically located in the Tanzanian flue-cured tobacco growing region.

     CHINA, THAILAND AND INDIA. The Company has provided agronomy services and funded a variety of projects in China since 1981 and believes that it is the largest independent exporter of Chinese leaf tobacco. The Company currently operates two government-owned tobacco processing facilities in China. The Company is expanding its presence in China and expects to increase its production in the area through strategic alliances with the Chinese government. The Company has an executed letter of intent (subject to certain conditions) to build its third processing facility in China, which will process low-cost filler tobacco in the Guizhou province. The Company is also one of the leading exporters of flue-cured, burley and oriental leaf tobacco from Thailand, which it purchases directly from farmers or in some cases from a middlemen or curers. Flue-cured tobacco is grown mainly in Northern Thailand, burley tobacco is grown in Central Thailand and oriental leaf tobacco is grown in Northeast Thailand. The Company currently processes tobacco in Thailand in two facilities in which the Company owns a minority interest. In India, an emerging source of low-cost filler tobacco, the Company purchases primarily flue-cured tobacco. The Company has executed a letter of intent with a local partner, who has started construction of a new processing facility in Guntur.

     OTHER FOREIGN OPERATIONS. The Company also has foreign subsidiaries, joint ventures and affiliates that purchase, process and sell tobacco grown in other countries throughout the world, including Italy, Kenya, Spain and Zaire.

PROPERTIES

     The Company generally conducts its tobacco processing operations in facilities near the area of production. In certain places, long-standing arrangements exist with local companies to process tobacco in their plants under the supervision of Company personnel. A current summary showing the principal tobacco operating properties of the Company or its affiliates is shown below:

                                                           AREA
       LOCATION               PRINCIPAL USE            (SQUARE FEET)
----------------------    ----------------------    -------------------
UNITED STATES
    Wilson, NC            Factory/storage                1,008,000
     Oxford, NC           Factory/storage                  624,700
     King, NC             Factory                          134,600
     Springfield, KY      Factory/storage                  292,000

Turkey
     Izmir                Factories (2)/storage            431,300
     Izmir                Storage                          204,500*

Greece
     Alexandria           Factory/storage                  402,000
     Salonica             Factory/storage                  772,700
     Salonica             Factory/storage                  236,300*

Malawi
     Limbe                Factory/storage                  414,000
     Lilongwe             Factory/storage                  776,000

Zimbabwe
     Harare               Factory/storage                  565,800*
     Harare               Storage                          233,500

Thailand
     Chiengmai            Factory/storage                  872,000
     Banphai              Factory/storage                  377,000

Italy
     Caserta              Factory/storage                  800,000*

Spain
     Benavente            Factory/storage                  206,000
     Benavente            Storage                          132,400*
     Coria                Buying Center                     18,300*
     Talayuela            Buying Center                     21,500

---------------

* Leased facility.

     The Company believes its tobacco properties are generally well-maintained, in good operating condition and are suitable and adequate for the normal growth of its business.

                                      WOOL

     The Company is a world leader in the trading of scoured wool and a major trader and processor of wool tops. As a result of a series of acquisitions commencing in 1985, the Company owns and operates an integrated group of wool companies which purchase, process and sell wool to other wool processors, felting companies, knitters and spinners of yarn, and manufacturers of worsted and woolen products. The Company does not raise sheep or produce textile products. In fiscal 1996, the Company derived approximately 30.0% of its revenue from its wool division.

THE WOOL INDUSTRY

     The wool industry is highly fragmented, with a large number of small dealers handling wool, often from limited origins. There are two broad categories of wool fibers: fine wool from merino sheep and coarse wool from crossbred sheep. Merino wool is used to make products for the apparel trade such as fine sweaters and worsted fabrics for high quality suits. Crossbred wool is used to make carpets, coarser worsted fabrics such as upholstery and draperies, and woolens used in knitwear and hand-knitting yarns. Most merino wool for export is produced in Australia followed by South Africa and South America. The main sources of crossbred wool for export are New Zealand, the United Kingdom and South America.

     Following record high prices in 1988, the wool industry experienced a severe downturn beginning in 1989 that was triggered by the withdrawal of China from international wool markets, economic turmoil in Eastern Europe and the states of the Former Soviet Union and recessionary conditions in Western Europe. These events led to a decrease in demand for wool on the world market. At the same time a worldwide oversupply of wool had developed, largely due to artificially high prices caused by the Australian support program.

     Prior to 1991, Australian wool growers operated under a government price support program. Under this program, the Australian government accumulated a stockpile of 827,000 metric tons (raw weight) of wool. In 1991 the Australian government abandoned its price support program, effectively creating a free market for wool. Under free market conditions, prices fell substantially and immediately, creating difficult trading conditions for the wool industry, and leading to the development of market conditions necessary for a correction in what had become a major imbalance between supply and demand. At present, Wool International, an organization created by the Australian government, is responsible for the reduction of the stockpile, which on February 28, 1997 totaled 324,000 metric tons (the equivalent of approximately 50% of one year's current Australian production). Wool International has announced its intention to reduce this stockpile at a fixed rate of 23,625 metric tons per quarter to a level of approximately 297,000 metric tons by June 30, 1997, at which time the disposal rate will be adjusted to a minimum of 15,750 metric tons per quarter.

     Worldwide wool production in 1996 was below current demand for the second consecutive year, and production by the five major wool exporting countries has declined by 15.0% over the past five years. As a result, since 1992, all surplus stocks around the world have been sold with the exception of the remaining stockpile in Australia. See "Risk Factors -- Poor Market Conditions in the Wool Industry."

BUSINESS STRATEGY

     In January 1995, the Company made the strategic decision to focus on the tobacco division due to existing conditions in the wool industry and the Company's desire to reduce its financial leverage. In September 1995, the Company signed an agreement to sell its wool division to Chargeurs of France. Due to difficulty in obtaining certain regulatory approvals and declining market conditions, the parties agreed in December 1995 to allow the agreement to lapse.

     Following the lapse of the Company's agreement to sell the wool division in December 1995, the Company instituted, and continues to refine, measures designed to streamline its wool division. Since December 1995, the Company has:
(i) installed a new wool division management team, including appointment of a new Managing Director reporting directly to the Company's Chief Executive Officer, and a Financial Director solely responsible for the wool division; (ii) closed an unprofitable scouring mill in Argentina; (iii) reorganized the management teams for Eastern and Western Australia into one unit; (iv) consolidated two European topmaking units, which had been competing against one another, under a unified management team with a jointly staffed office in Italy, the Company's single largest market for wool tops; (v) installed new management to run operations in France; (vi) restructured the majority of the wool division under a single holding company; and (vii) begun implementing a proprietary management information system designed to significantly improve its control over its wool trading position. Primarily as a result of these initiatives, the Company believes that the wool division is positioned to return to profitability, although no assurance can be given to this effect.

     The Company believes that it will be able to implement in the wool division its information systems, financial controls and risk and asset management strategies similar to those implemented by the tobacco division in order to continue to improve its operating and financial performance. As part of the wool division restructuring, many wool units were recently recapitalized, thereby solidifying their banking facilities. The Company's primary business objectives for the wool division are to increase profitability and to strengthen the Company's competitive position.

     EXPANDING SALES EFFORTS IN THE ASIAN MARKET. The Company plans to capitalize on the increasing demand for wool in the Asian market, primarily through an increased and focused selling effort in China and the Pacific Rim. The Company believes that by opening a new sales office in China's Shanghai province and by improving coordination of the efforts of its local representatives in the Company's two existing Chinese offices with those of its experienced wool traders from various origin countries, the Company will be able to increase its market share in China. The Company believes that its expansion efforts in China will increase wool sales from its Australian and New Zealand sourcing bases to meet the anticipated growth in demand.

     IMPLEMENTING WOOL TRADING SYSTEM. The Company plans for the wool division to implement many information system initiatives similar to those employed in the tobacco division. The Company has developed a proprietary software system known as the Wool Trading System that enables users to: (i) determine the most cost-efficient means of processing particular blends of wool to meet customer specifications; and (ii) monitor the Company's trading position on a daily basis. Because this system is integrated into the units' accounting systems, the Company expects it to improve administrative and reporting efficiencies. This system is currently used by the Company in the United Kingdom and the Company intends to deploy it throughout its worldwide operations as rapidly as practicable.

     ENHANCING CUSTOMER RELATIONSHIPS. The Company intends to improve its relationship with major customers by improving the coordination of sales efforts, logistics and intergroup communications. This approach is designed to eliminate customer confusion from arising when a particular customer is served by or has relationships with multiple units within the Company's wool division. The Company believes this approach will allow it to present itself to its customers in a more unified and global manner than it has in the past.

     OBTAINING ISO 9002 CERTIFICATIONS. The Company intends to obtain ISO 9002 certification for each of its wool operating facilities in an effort to enhance its image as an international supplier of quality wool. ISO 9002 certification is available to wool operators that comply with high consistency and quality standards. The Company's wool processing operations in the United Kingdom have already obtained certification, and its French and South African operations are in the process of obtaining certification. The Company believes that the measures implemented to qualify for ISO 9002 certification will increase operating efficiencies, reduce costs and strengthen marketing efforts while enhancing the division's reputation as a preferred and reliable supplier of quality wool.

OPERATIONS

     From the outset, the Company's strategy has been to build a large international wool network, primarily through the acquisition of well-established traders and processors. The Company believes that as a result of its acquisitions and the continuing consolidation of the wool industry, it has become one of the world's largest traders and processors of wool. The Company owns and operates processing facilities in five countries, including scouring mills in New Zealand, South Africa and the United Kingdom and combing mills in Chile and France. The Company is participating in negotiations with the Western Australian government to set up a joint venture scouring facility. The Company also uses the services of commission processors in Argentina, Australia, Belgium, Germany and Italy.

     PURCHASING. The Company deals in wool from all of the major producing areas, the most significant of which are Argentina, Australia, Chile, New Zealand, South Africa and the United Kingdom. The Company has buying offices in all of these areas. The Company's employees buy wool at auctions and through negotiations with wool growers. Although most wool is shorn before it is purchased, some wool is purchased "on the back" before shearing. As in its tobacco business, most of the Company's purchases are made against specific customer orders. Australia is by far the largest producer of wool in the world and its wool prices generally influence world prices. The Company typically pays for its wool purchases in the currency of the country of origin, and usually hedges the currencies of its purchase and sale commitments with forward transactions. The Company does not engage in currency transactions for the purpose of speculation.

                   FISCAL 1996 PURCHASES AND SALES IN DOLLARS

            PURCHASES BY ORIGIN                   SALES BY DESTINATION

                   [GRAPH]                              [GRAPH]

        Australia               59%          Europe                  62%
        New Zealand             13%          Far East                26%
        South America            9%          United States            8%
        Europe                   9%          Africa & Others          4%
        South Africa             7%
        Far East & Others        3%

     PROCESSING. Wool is purchased in its raw or naturally greasy state, and must be scoured (washed) before it can be further processed. The Company sells some greasy wool to topmakers, but most of the wool is blended and scoured and/or further processed into tops, to meet customer specifications. The scouring is done at the Company's plants in New Zealand, South Africa and the United Kingdom or by commission scourers in Argentina, Australia and Belgium. Similarly, tops are produced in the Company's plants in Chile and France and by commission combers in Argentina, Australia, Italy and Germany. The Company's French plant also refines wool grease removed during the scouring process into a variety of types of lanolin, a marketable byproduct.

     A top is a continuous strand of straightened and combed, longer wool fibers that have been separated from the short fibers. Topmaking involves seven processes: blending, scouring, carding, gilling, combing, finishing and packing to quality standards specified by the customer. Carding machines align the fibers to produce a "sliver" of parallel fibers while removing foreign matter. Slivers are combined to produce a stronger, more parallel sliver which is combed to make a top suitable for spinning. Tops are wound into bobbins weighing approximately 22.0 pounds which are packed and shipped to customers in the apparel industry for further manufacturing. The Company maintains laboratory facilities for analyzing and testing wool and lanolin.

     SELLING. The Company currently derives approximately 62.0% of its wool revenues from sales to customers in Europe, with sales to the Far East, North America and other areas making up the balance. In fiscal 1996, processed wool (i.e., scoured and tops) accounted for approximately 61.1% of the Company's wool revenues, followed by greasy wool (30.8%), specialty fibers (7.1%) and lanolin (1.0%). Greasy wool is sold primarily to customers in Western Europe, the Far East and the United States. Scoured wool is shipped to carpet, woolen, felting, quilt and mattress manufacturers located in Europe, the Far East and the United States. Tops are sold primarily to Western European yarn spinners for processing and sale to manufactures of worsted fabrics. Lanolin is sold primarily to manufacturers of cosmetics and pharmaceutical products. The Company's largest wool customer accounted for less than 1.6% of total sales and 5.0% of total wool sales for fiscal 1996. Sales are typically made in local currencies of the customers.

     The Company relies primarily on short-term bank credit and internal resources to finance its wool purchases. The period of exposure generally is limited to only a few months. At March 31, 1996 and 1995, the Company had outstanding orders for wool for approximately $140.0 million and $136.0 million, respectively.

COMPETITION

     The wool industry is more fragmented than the leaf tobacco industry. Major competitors include Chargeurs, ADF, BWK, and a number of Japanese trading firms, the largest of which is Itochu. Key factors for success in the wool business are broad market coverage, a full range of wool types, technical expertise in buying and processing and high quality customer service. The Company believes that its processing and marketing capabilities and buying and trading expertise enable it to compete effectively, and that its broad geographical trading base enables it to react quickly to price changes and to supply wool of similar types and blending quality from different countries or areas while keeping the highest quality standards. See "Risk Factors -- Competition."

PROPERTIES

     The Company generally conducts its scoured wool operations in the country of origin, and processes wool tops in France and Chile. A current summary showing the principal wool operating properties of the Company or its affiliates is shown below:

                                                          AREA
           LOCATION                PRINCIPAL USE      (SQUARE FEET)
------------------------------    ----------------    -------------
Australia (FREMANTLE)             Storage                  200,000
Chile (PUNTA ARENAS)              Factory/storage           57,000
France (TOURCOING)                Factory/storage          964,900
Netherlands (DONGEN)              Storage                   23,700
New Zealand (CHRISTCHURCH)        Factory/storage          100,300
South Africa (PORT ELIZABETH)     Factory/storage           70,000 *
United Kingdom (BRADFORD)         Factory/storage          165,000

---------------

* Leased facility.

     The Company believes its wool properties are generally well-maintained, in good operating condition and are suitable and adequate for the normal growth of its business.

                                   EMPLOYEES

     At January 31, 1997, the Company had a total of approximately 2,225 full-time employees (including approximately 560 in the United States). As of that date, of the Company's full-time employees, approximately 1,590 were in the tobacco business, approximately 605 were in the wool business and approximately 30 had duties relating to other operations. The tobacco business typically employs an additional 6,700 to 6,800 part-time employees during peak production periods.

     The Company's principal subsidiary in the United States has a collective bargaining agreement with a union covering the majority of its hourly employees, many of whom are seasonal. The agreement expires on May 31, 1999. The Company believes its relations with employees covered by this agreement are good. Employees at the French wool plant are also represented by labor unions under an agreement subject to renewal every December 31. The Company believes that its relations with its employees in France are good. See "Risk Factors -- Dependence on Key Personnel."

               GOVERNMENT REGULATION AND ENVIRONMENTAL COMPLIANCE

     In recent years, governmental entities in the United States at all levels have taken or have proposed actions that may have the effect of reducing consumption of cigarettes. These activities have included: (i) the U.S. Environmental Protection Agency's classification of tobacco environmental smoke as a "Group A" (known human) carcinogen; (ii) restrictions on the use of tobacco products in public places and places of employment including a proposal by the U.S. Occupational Safety and Health Administration to ban smoking in the work place; (iii) proposals by the U.S. Food and Drug Administration to sharply restrict cigarette advertising and promotion and to regulate nicotine as a drug;
(iv) increases in tariffs on imported tobacco; (v) proposals to increase sales and excise taxes on cigarettes; (vi) the recently announced policy of the U.S. government to link certain federal grants to the enforcement of state laws banning the sale of tobacco products to minors; (vii) lawsuits against cigarette manufacturers by several U.S. states seeking reimbursement of Medicaid and other expenditures by such states claimed to have been made to treat diseases allegedly caused by cigarette smoking; and (viii) the recent enactment of stricter regulations designed to prohibit sales of cigarettes to minors. It is not possible to predict the outcome of such actions or litigation or the effect adverse determinations against the manufacturers might have on leaf merchants, like the Company, or the extent to which governmental activities and litigation might adversely affect the Company's business directly.

     In calendar 1993, Congress enacted the 75/25 Rule, intended to limit the importation of tobacco into the United States by requiring that all cigarettes manufactured in the United States, including those manufactured for export, contain at least 75.0% domestically grown tobacco. Although the 75/25 Rule was repealed in 1995, principally because it was inconsistent with GATT, and was replaced with import quotas designed to assist domestic tobacco growers, it had the effect in calendar 1993 and 1994 of drastically decreasing demand for imports of foreign tobacco for use in the domestic production of cigarettes. It is not possible to predict the extent to which future governmental or third party actions might adversly affect the Company's business.

     A number of foreign countries have also taken steps to restrict or prohibit cigarette advertising and promotion, to increase taxes on cigarettes and to discourage cigarette smoking. In some cases, such restrictions are more onerous than those in the U.S. For example, advertising and promotion of cigarettes has been banned or severely restricted for a number of years in Australia, Canada, Finland, France, Italy, Singapore and a number of other countries. It is not possible to predict the extent to which these actions might adversely affect the Company's business.

     Although the Company's wool scouring and top making operations involve discharges of significant amounts of effluent waste, the Company believes that it is currently in material compliance with applicable foreign laws which have been enacted or adopted regulating the discharge of such materials into the environment or otherwise relating to the protection of the environment. The Company believes it is in material compliance with foreign and domestic laws applicable to its tobacco operations. Such compliance has not had, and is not anticipated to have, any material effect upon the competitive position of the Company. See "Risk Factors -- Smoking and Health Issues and Governmental Regulation."

                               LEGAL PROCEEDINGS

     Neither the Company nor any of its subsidiaries is currently involved in any litigation that the Company believes would, individually or in the aggregate, have a material adverse effect on the Company's consolidated financial position, consolidated results of operation or liquidity nor, to the Company's knowledge, is any such litigation currently threatened against the Company.

                                   MANAGEMENT

     The executive officers, certain key employees and directors of the Company are as follows:

             NAME                  AGE                       POSITION
-------------------------------    ---     --------------------------------------
Corporate
Robert E. Harrison (1)             43      President, Chief Executive Officer,
                                             Chief Financial Officer and Director
Mark W. Kehaya                     29      Vice President-Planning and
                                             Financial Director-Tobacco Division
Keith H. Merrick                   42      Vice President and Treasurer
Hampton R. Poole, Jr.              45      Vice President and Controller
Krishnamurthy Rangarajan           54      Vice President and Assistant Secretary
Guy M. Ross                        63      Vice President and Secretary

Tobacco Division
Marvin W. Coghill (1)              63      Chairman and Director
Thomas M. Evins, Jr.               57      Regional Manager-North and
                                             Central America, and Director
Ery W. Kehaya II                   44      Vice President-Operations and
                                             Corporate Vice President
Alfred F. Rehm                     49      Vice President-Sales
John H. Saunders                   46      Senior Vice President and Regional
                                             Manager-Africa

Wool Division
Paul H. Bicque                     53      Managing Director
Timothy S. Price                   39      Financial Director

Other Directors
Ery W. Kehaya                      73      Chairman Emeritus
J. Alec G. Murray (1)              60      Chairman of the Board
William S. Barrack, Jr. (2)(3)     67      Director
Fred G. Bond (2)                   68      Director
Henry R. Grunzke                   65      Director
Charles H. Mullen (2)(3)           69      Director
Daniel M. Sullivan (2)(3)          72      Director
William A. Ziegler (2)(3)          72      Director

---------------

(1) Member of the Executive Committee

(2) Member of the Compensation Committee

(3) Member of the Audit Committee

     ROBERT E. HARRISON has served as the President and Chief Executive Officer of the Company since August 1996 and as Chief Financial Officer since July 1995. Prior to joining the Company, Mr. Harrison was employed by RJR Nabisco for 17 years in various financial and management positions, including responsibilities as General Manager for the tobacco business in the Philippines and Indochina, Vice President for the food business in the Asia Pacific region, and Vice President of Finance in Southeast Asia. Mr. Harrison has been a director of the Company since November 1995.


     MARK W. KEHAYA was appointed Financial Director of the tobacco division in August 1996 after being named Vice President-Planning in August 1994. Prior to joining the Company in 1993, he was employed as an associate of Fieldstone Private Capital Group from 1990 to 1992 and as an analyst at Bankers Trust Company from 1989 to 1990. Mr. Kehaya attended Duke University Fuqua School of Business. He is the son of Ery W. Kehaya, Chairman Emeritus.


     KEITH H. MERRICK has served as Treasurer of the Company since 1993 and was elected a Vice President in 1996. Prior to joining the Company, he was employed as a Vice President of First Union National Bank of North Carolina.

     HAMPTON R. POOLE, JR. was appointed Vice President in 1996 and has served as Controller and Assistant Treasurer of the Company since 1993. He joined the Company in 1984 and has been an officer of Standard Commercial Tobacco Co., Inc., a subsidiary, for more than five years. Mr. Poole is a Certified Public Accountant.

     KRISHNAMURTHY RANGARAJAN was employed by the Company in 1978 after qualifying as a Chartered Accountant. He was elected a Vice President in 1988 after being named Assistant Vice President in 1986 and Chief Accountant in 1981.

     GUY M. ROSS became Treasurer in 1980 and Secretary in 1981 following the Company's purchase of the American leaf business of Imperial Tobacco Ltd. (UK). He was employed by Imperial for 14 years including 10 years as Vice President of Finance and Administration. He became a Vice President of the Company in 1992.

     MARVIN W. COGHILL has served as the Chairman of the Company's tobacco division since April 1994. From 1981 to April 1994, he served as President and Chief Operating Officer of the Company with responsibility for tobacco operations. Mr. Coghill has been a director since 1974.

     THOMAS M. EVINS, JR., a director since December 1992, served as President of W.A. Adams Company prior to its acquisition by the Company in June 1992. He has served as Regional Manager -- North and Central America Tobacco Operations since 1993.

     ERY W. KEHAYA II was appointed Vice President-Operations of the tobacco division in 1995 after being named Sales Director in 1993 and a Corporate Vice President in 1992. He has been an officer of Standard Commercial Tobacco Co., Inc., a subsidiary, for more than five years, serving as Executive Vice President since 1992. He is the son of Ery W. Kehaya, Chairman Emeritus.

     ALFRED F. REHM was appointed Vice President-Sales of the tobacco division in February 1995. He joined the Company in 1978 and his 29-year career in the tobacco industry includes experience in leaf buying, leaf supervision and sales.

     JOHN H. SAUNDERS was appointed Senior Vice President of the tobacco division in August 1995. He has served as Regional Manager-Africa since 1994 and was Area Manager-Malawi from 1984 to 1994. Mr. Saunders has been employed by the Company since 1974.

     PAUL H. BICQUE has served as Managing Director of the wool division since December 1995. From 1992 to December 1995, he served as a Commercial Director of the wool division. From 1990 until he joined the Company, Mr. Bicque worked as an international senior management consultant.

     TIMOTHY S. PRICE was appointed Financial Director of the wool division in December 1995. Previously, he served as Vice President and Controller of W A Adams Company from the time it was acquired by the Company in June 1992. Mr. Price is a Certified Public Accountant.

     ERY W. KEHAYA joined the Company in 1945, and served as President from 1955 until 1981 and as Chief Executive Officer from 1955 until 1990. He served as Chairman of the Board of Directors from 1955 until he was appointed Chairman Emeritus in August 1996.

     J. ALEC G. MURRAY has served as Chairman of the Board since August 1996. Prior thereto he served as Vice Chairman and Chief Executive Officer of the Company from January 1991 to August 1996 and as President from April 1994 to August 1996. Mr. Murray joined the Company in 1969 and has been a director since 1977.


     WILLIAM S. BARRACK, JR. has been a director of the Company since his retirement in 1992 from his position as Senior Vice President of Texaco, Inc. He serves on the board of directors of Consolidated Natural Gas Company, a public company.


     FRED G. BOND, a director of the Company since November 1996, is the former Chief Executive Officer of the Flue-Cured Tobacco Cooperative Stabilization Corporation.

     HENRY R. GRUNZKE served as the Chairman of the wool division from January 1996 to August 1996. Prior thereto he served as Commercial Director of the wool division since the Company's acquisition of Lohmann and Co. GmbH in 1985. He has been in the wool industry for over 40 years and is currently President of the Wool Committee of the International Wool and Textile Organization. He has been a director since 1987.

     CHARLES H. MULLEN, a director of the Company since June 1995, is the retired Chairman and Chief Executive Officer of The American Tobacco Company and formerly served as a Vice President and director of American Brands, Inc. He also serves as a director of Swisher International Group Inc., a public company.

     DANIEL M. SULLIVAN has been a director of the Company since June 1995. He founded and served as the Chief Executive Officer of Frost & Sullivan, Inc. from 1961 to 1989. He is Chairman of Jim Hjelms Private Collections, Ltd. and serves as a director of four private companies.

     WILLIAM A. ZIEGLER is a retired partner of the law firm of Sullivan & Cromwell and has been a director of the Company since 1985. He is currently a consultant and also serves as a director and chairman of the executive committee of a private company and a director of another private company.

BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

     Seven meetings of the Company's Board of Directors were held during the fiscal year ended March 31, 1996. No Director attended less than 75.0% of the total number of meetings held by (i) the Board of Directors and (ii) all committees of the Board on which the Director served.

     The business of the Company is under the general management of a Board of Directors as provided by the laws of North Carolina, the Company's state of incorporation. The Company's Articles of Incorporation divide the Board of Directors into three classes as nearly equal in number as possible, each of which class of directors serves for three years. The term of office of one class of directors expires each year in rotation so that one class is elected at each annual meeting of shareholders for a full three-year term. At the Annual Meeting of Shareholders held in August 1996, the following four persons were nominated by management and elected as directors for terms expiring in 1999: Marvin W. Coghill, Thomas M. Evins, Jr., Robert E. Harrison and William A. Ziegler. The Company's seven other current directors, elected for terms expiring at the 1997 and 1998 annual meetings of the shareholders, are Henry R. Grunzke, Ery W. Kehaya, Daniel M. Sullivan, William S. Barrack, Jr., Charles H. Mullen, J. Alec
G. Murray and Fred G. Bond.

     The Committees established by the Board of Directors to assist it in the discharge of its responsibilities are an Executive Committee, an Audit Committee, a Compensation Committee and a Nominating Committee.

     The Executive Committee consists of Mr. Murray, Mr. Coghill and Mr. Harrison. This committee meets on call and has authority to act on most matters during the intervals between Board meetings. During the last fiscal year, the committee acted on various matters by unanimous written consent.

     The Audit Committee consists of Mr. Barrack, Mr. Bond, Mr. Mullen, Mr. Sullivan and Mr. Ziegler, none of whom have been employees of the Company. This committee is primarily concerned with assisting the Board in fulfilling its fiduciary responsibilities relating to accounting policies and auditing and reporting practices, and assuring the independence of the Company's public accountants, the integrity of management and the adequacy of disclosure to shareholders. Its duties include recommending the selection of independent accountants, reviewing the scope of the audits and the results thereof, and reviewing the organization and scope of the Company's internal systems of financial control and accounting policies followed by the Company.

     The Compensation Committee consists of Mr. Ziegler, Mr. Barrack, Mr. Mullen and Mr. Sullivan. No current officer of the Company serves on the Committee and there are no interlocking relationships. This committee is primarily concerned with administering the Performance Improvement Compensation Plan, determining compensation of officers and oversight of the Company's pension plans.

     The Nominating Committee consists of Mr. Ziegler, Mr. Harrison, Mr. Mullen and Mr. Murray. This committee is primarily concerned with recommending to the full Board of Directors candidates for election as directors.

EXECUTIVE COMPENSATION

     In March 1997, the Company entered into a three-year Employment Agreement with Robert E. Harrison, its President, Chief Executive Officer and Chief Financial Officer. The agreement provides for an initial base salary, which is $350,000 per year as of April 1, 1997, annual cash bonuses upon achievement of performance goals, as determined by the Compensation Committee of the Board of Directors of the Company, and other employee benefits. In addition, the agreement grants Mr. Harrison nonqualified options to purchase 100,000 shares of Common Stock of the Company at an exercise price equal to fair market value as of the date of the grant. These options will become exercisable, based on Mr. Harrison's continued employment with the Company, in equal annual installments over a three-year period. Mr. Harrison's employment agreement is renewable for successive two-year periods after its initial three-year term. The agreement also contains a covenant by Mr. Harrison not to compete with the Company until one year after his termination, except if he is terminated by the Company without cause. The agreement also provides that in the event Mr. Harrison's employment is terminated by the Company without cause he shall receive termination pay in a lump sum equal to two years' base salary and one year's bonus. See "Risk Factors -- Dependence on Key Personnel."

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth information with respect to the beneficial ownership of shares of the Common Stock as of March 31, 1997, and as adjusted to reflect the sale of the shares offered hereby, by: (i) the Selling Shareholder;
(ii) each person (including any "group" as that term is used in Section 13(d) of the Exchange Act) who is known by the Company to own beneficially more than five percent of the outstanding shares of the Common Stock; (iii) each of the Company's directors; and (iv) all directors, certain key employees and executive officers as a group.


                                                               BENEFICIAL OWNERSHIP                     BENEFICIAL OWNERSHIP
                                                              PRIOR TO THE OFFERING                    AFTER THE OFFERING(1)
                                                              ----------------------      SHARES       ----------------------
NAME                                                           SHARES        PERCENT      OFFERED       SHARES        PERCENT
---------------------------------------------------------     ---------      -------      -------      ---------      -------
Ery W. Kehaya (2)........................................     2,847,024        29.9%           --      2,847,024        23.1%
    810 Saturn Street
    Jupiter, Florida 33477-4456
Dimensional Fund Advisors Inc. (3).......................       471,550         5.0%           --        471,550         3.8%
    1299 Ocean Avenue, 11th Floor
    Santa Monica, California 90401
Marvin W. Coghill (4)....................................       285,857         3.0%       25,000        260,857         2.1%
J. Alec G. Murray (5)....................................       202,006         2.1%           --        202,006         1.6%
Thomas M. Evins, Jr. (6).................................       107,989         1.1%           --        107,989           *
William A. Ziegler.......................................         5,746           *            --          5,746           *
William S. Barrack, Jr. (7)..............................         2,148           *            --          2,148           *
Henry R. Grunzke.........................................         2,318           *            --          2,318           *
Charles H. Mullen........................................         1,782           *            --          1,782           *
Daniel M. Sullivan.......................................         1,148           *            --          1,148           *
Robert E. Harrison (8)...................................         1,210           *            --          1,210           *
Fred G. Bond.............................................             0           *            --              0           *
All directors, certain key employees and
  executive officers as a group (21 persons)(9)..........     4,008,235        42.0%       25,000      3,983,235        32.3%


---------------

 * Less than one percent


(1) Assumes the sale of 2,800,000 shares by the Company pursuant to this offering and no exercise of the Underwriters' over-allotment option.


(2) Includes (i) 609,075 shares held by Mr. Kehaya as trustee for the benefit of his children; (ii) 3,404 shares underlying $100,000 principal amount of the Company's 7 1/4 Convertible Subordinated Debentures held by his wife assuming conversion thereof at the current conversion price of $29.38 per share; and (iii) 42,917 shares held by his wife. Excludes 110,459 shares held by a charitable remainder trust established by Mr. Kehaya as to which shares he disclaims beneficial ownership.

(3) Dimensional Fund Advisors Inc. ("Dimensional"), a registered investment advisor, was deemed to have beneficial ownership of 466,882 shares of Common Stock as of December 31, 1996 and 4,668 shares of Common Stock issued as a 1% stock dividend in March 1997, all of which shares were held in portfolios of DFA Investment Dimensions Group Inc., a registered open-end investment company, or in series of the DFA Investment Trust Company, a Delaware business trust, or the DFA Group Trust and DFA Participation Group Trust, investment vehicles for qualified employee benefit plans, all of which Dimensional Fund Advisors Inc. serves as investment manager. Dimensional disclaims beneficial ownership of all such shares.

(4) Includes 105,138 shares owned by Mr. Coghill's wife and 3,208 shares held for his account by the trustee of the Company's 401(k) Savings Plan.

(5) Includes 11,452 shares owned by Mr. Murray's wife.

(6) Includes 1,055 shares held for Mr. Evins' account by the trustee of the Company's 401(k) Savings Plan.

(7) Includes 550 shares owned by Mr. Barrack's wife.

(8) Includes 166 shares held for Mr. Harrison's account by the trustee of the Company's 401(k) Savings Plan. Does not include 100,000 shares underlying options recently granted to Mr. Harrison. See "Management -- Executive Compensation."

(9) Includes the shares discussed in footnotes (2) and (4)-(8). Also includes 551,007 outstanding shares held beneficially by other executive officers and certain key employees.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement among the Company, the Selling Shareholder and Wheat, First Securities, Inc. and BT Securities Corporation, as representatives of the Underwriters (the "Representatives"), the Underwriters have severally agreed to purchase from the Company and the Selling Shareholder, and the Company and the Selling Shareholder have agreed to sell to the Underwriters, the respective number of Shares set forth opposite each Underwriter's name below.


UNDERWRITERS                                                                                       NUMBER OF SHARES
------------------------------------------------------------------------------------------------   ----------------
Wheat, First Securities, Inc. ..................................................................       1,146,500
BT Securities Corporation.......................................................................       1,146,500
Alex. Brown & Sons Incorporated.................................................................          56,000
Donaldson, Lufkin & Jenrette Securities Corporation.............................................          56,000
A.G. Edwards & Sons, Inc. ......................................................................          56,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated..............................................          56,000
Oppenheimer & Co., Inc. ........................................................................          56,000
PaineWebber Incorporated........................................................................          56,000
Salomon Brothers Inc. ..........................................................................          56,000
J.C. Bradford & Co. ............................................................................          28,000
Branch, Cabell & Company........................................................................          28,000
Davenport & Co. of Virginia, Inc. ..............................................................          28,000
The Robinson-Humphrey Company, Inc. ............................................................          28,000
Scott & Stringfellow, Inc. .....................................................................          28,000
                                                                                                   ----------------
Total...........................................................................................       2,825,000
                                                                                                   ----------------
                                                                                                   ----------------


     The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriters' obligation is such that they are committed to purchase and pay for all the Shares if any are purchased.


     The Underwriters propose to offer the Shares directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain securities dealers at such price less a concession not in excess of $0.55 per share. The Underwriters may allow, and such selected dealers may reallow, a concession not in excess of $0.10 per share to certain brokers and dealers. After the offering, the price to the public, concession, allowance and reallowance may be changed by the representatives of the Underwriters.



     The Company has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 423,750 additional Shares to cover over-allotments, if any, at the same price per share as the initial Shares to be purchased by the Underwriters from the Company. To the extent that the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional Shares of Common Stock in approximately the same proportion as set forth in the above table. The Underwriters may purchase such Shares solely to cover over-allotments made in connection with this Offering.


     The Company has agreed not to issue, and all directors and executive officers of the Company have agreed not to offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce an offering of, any shares of Common Stock or other equity securities of the Company for 180 days after the date of this Prospectus without the prior written consent of the representatives of the Underwriters.

     The Company and the Selling Shareholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     Wheat, First Securities, Inc., BT Securities Corporation and/or their respective affiliates from time to time provide financial advisory services to the Company for which they receive customary fees, some of which are success based.

     In connection with the Offering, certain persons participating in the Offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may bid for and purchase Common Stock in the open market to stabilize the price of the Common Stock. The Underwriters may also overallot the Offering, creating a syndicate short position, and may bid for and purchase Common Stock in the open market to cover the syndicate short position. In addition, the Underwriters may impose penalty bids. These activities may stabilize or maintain the market price of the Common Stock above market levels that may otherwise prevail. The Underwriters are not required to engage in these activities, and may end these activities at any time.

                                 LEGAL MATTERS

     The validity of the Shares offered hereby will be passed upon for the Company by Wyrick, Robbins, Yates & Ponton L.L.P., Raleigh, North Carolina. Certain legal matters with respect to the Offering will be passed upon for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

                                    EXPERTS

     The Consolidated Financial Statements of the Company included in this Prospectus and the Consolidated Financial Statements as of and for each of the years in the five-year period ended March 31, 1996, from which the Statement of Operations Data and Balance Sheet Data appearing on pages 5 and 12 of this Prospectus have been derived, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the Registration Statement. Such Consolidated Financial Statements and Statement of Operations Data and Balance Sheet Data have been included herein and elsewhere in the Registration Statement in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, Inc. at 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission in Washington, D.C. a Registration Statement (herein, together with all amendments and exhibits thereto, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Shares to which this Prospectus relates. As permitted by the Rules and Regulations of the Commission, this Prospectus does not contain all the information set forth in the Registration Statement, including the exhibits and schedules thereto. Such documents may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates or may be examined without charge at the public reference facilities of the Commission.

     The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's web-site is http:\\www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The following documents filed by the Company with the Commission are hereby incorporated by reference in this Prospectus: the Company's Annual Report on Form 10-K for the year ended March 31, 1996; the Company's Quarterly Reports on Form 10-Q for the quarters ended June 30, September 30 and December 31, 1996; and the Company's Registration Statements on Form 8-A filed with the Commission on March 17, 1988 and April 13, 1994.


     All reports and other documents subsequently filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement contained or incorporated or deemed to be incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated herein by reference into such documents). Requests for such documents should be submitted in writing to the Company's Corporate Secretary at its principal executive offices at 2201 Miller Road, Wilson, North Carolina 27893 or by telephone at 919-291-5507.

                STANDARD COMMERCIAL CORPORATION AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                          PAGE
                                                                                                                          ----
  Report of Independent Auditors.......................................................................................    F-2
  Consolidated Balance Sheets as of December 31, 1996 and March 31, 1996 and 1995......................................    F-3
  Consolidated Statements of Income and Retained Earnings for the nine months ended December 31, 1996 and 1995 and the
     years ended March 31, 1996, 1995 and 1994.........................................................................    F-4
  Consolidated Statements of Cash Flows for the nine months ended December 31, 1996 and 1995 and the years ended March
     31, 1996, 1995 and 1994...........................................................................................    F-5
  Notes to Consolidated Financial Statements...........................................................................    F-6

                          INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
OF STANDARD COMMERCIAL CORPORATION

     We have audited the accompanying consolidated balance sheets of Standard Commercial Corporation as of March 31, 1996 and 1995 and the related consolidated statements of income and retained earnings and of cash flows for each of the three years in the period ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 1996 and 1995 and the results of its operations and its cash flows for each of the three years in the period ended March 31, 1996 in conformity with generally accepted accounting principles.

     We have also previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheets as of March 31, 1994, 1993 and 1992, and the related consolidated statements of income and retained earnings and of cash flows for the years ended March 31, 1993 and 1992 (none of which are presented herein); and we expressed unqualified opinions on those consolidated financial statements. In our opinion, the information set forth in the statement of operations data and the balance sheet data for each of the five years in the period ended March 31, 1996, appearing on pages 5 and 12, is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

                                         DELOITTE & TOUCHE LLP

Raleigh, North Carolina
June 28, 1996

                        STANDARD COMMERCIAL CORPORATION

                           CONSOLIDATED BALANCE SHEET

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                               MARCH 31,
                                                                                          DECEMBER 31,    --------------------
                                                                                              1996          1996        1995
                                                                                          ------------    --------    --------
                                                                                          (UNAUDITED)
ASSETS
Cash...................................................................................     $ 55,849      $ 78,688    $ 56,214
Receivables (Note 3)...................................................................      234,205       252,117     210,863
Inventories (Notes 1 and 4)............................................................      331,594       259,781     345,410
Prepaid expenses.......................................................................        8,037         3,690       3,995
Marketable securities (Note 1).........................................................          971         5,325         471
                                                                                          ------------    --------    --------
  Current assets.......................................................................      630,656       599,601     616,953
Property, plant and equipment (Notes 1 and 5)..........................................      130,797       134,498     134,407
Investment in affiliates (Notes 1 and 6)...............................................       11,920        11,442      12,905
Other assets (Notes 1, 7, 11 and 15)...................................................       35,136        37,283      49,224
                                                                                          ------------    --------    --------
  Total assets.........................................................................     $808,509      $782,824    $813,489
                                                                                          ------------    --------    --------
                                                                                          ------------    --------    --------
LIABILITIES
Short-term borrowings (Note 8).........................................................     $402,598      $373,625    $378,955
Current portion of long-term debt (Note 10)............................................        8,418        11,665      11,899
Accounts payable (Note 9)..............................................................      125,554       133,737     145,083
Taxes accrued (Note 16)................................................................       27,284        24,776      27,829
                                                                                          ------------    --------    --------
  Current liabilities..................................................................      563,854       543,803     563,766
Long-term debt (Note 10)...............................................................       27,042        31,818      32,403
Convertible subordinated debentures (Note 10)..........................................       69,000        69,000      69,000
Retirement and other benefits (Note 11)................................................       19,432        18,498      17,791
Deferred taxes (Notes 1 and 16)........................................................        8,917         9,632      11,711
Commitments and contingencies (Note 12)................................................           --            --          --
                                                                                          ------------    --------    --------
  Total liabilities....................................................................      688,245       672,751     694,671
                                                                                          ------------    --------    --------
MINORITY INTERESTS (Note 1)............................................................       29,706        27,473      31,336
                                                                                          ------------    --------    --------
ESOP redeemable preferred stock (Note 13)..............................................        8,748         8,748       9,132
Unearned ESOP compensation (Note 13)...................................................       (6,320)       (6,320)     (6,600)
                                                                                          ------------    --------    --------
SHAREHOLDERS' EQUITY
Preferred stock, $1.65 par value (Note 13)
  Authorized shares 1,000,000; 87,477, 87,477 and 91,319 shares issued to ESOP at
  December 31, 1996 and March 31, 1996 and 1995, respectively..........................           --            --          --
Common stock, $0.20 par value (Note 13)
  Authorized shares 100,000,000; 11,989,564, 11,624,275 and 11,160,289 shares issued at
  December 31, 1996 and March 31, 1996 and 1995, respectively..........................        2,398         2,325       2,232
Additional paid-in capital (Note 13)...................................................       47,786        43,660      38,288
Unearned restricted stock plan compensation (Note 13)..................................         (365)         (435)       (548)
Treasury stock at cost, 2,566,129, 2,490,661 and 2,398,478 shares at December 31, 1996
  and March 31, 1996 and 1995, respectively (Note 13)..................................       (3,340)       (2,384)     (1,233)
Retained earnings......................................................................       51,900        46,450      50,530
Cumulative translation adjustments (Notes 1 and 14)....................................      (10,249)       (9,444)     (4,319)
                                                                                          ------------    --------    --------
  Total shareholders' equity...........................................................       88,130        80,172      84,950
                                                                                          ------------    --------    --------
  Total liabilities and equity.........................................................     $808,509      $782,824    $813,489
                                                                                          ------------    --------    --------
                                                                                          ------------    --------    --------

   The accompanying notes are an integral part of these financial statements.

                        STANDARD COMMERCIAL CORPORATION

             CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                             NINE MONTHS ENDED
                                                                DECEMBER 31,                   YEAR ENDED MARCH 31,
                                                          ------------------------    --------------------------------------
                                                             1996          1995          1996          1995          1994
                                                          ----------    ----------    ----------    ----------    ----------
                                                                (UNAUDITED)

Sales..................................................   $  933,526    $  956,716    $1,359,450    $1,213,565    $1,042,014
Cost of sales
 -- Materials, services and supplies (Note 4)..........      837,929       872,812     1,227,568     1,097,119       961,916
 -- Interest...........................................       23,795        28,358        41,369        34,981        29,416
                                                          ----------    ----------    ----------    ----------    ----------
     Gross profit......................................       71,802        55,546        90,513        81,465        50,682
Selling, general and administrative expenses...........       54,556        55,850        77,608        80,509        78,731
Restructuring charges (Note 2).........................           --        12,500        12,500            --            --
Interest expense.......................................        7,490         6,830         9,559         9,947         7,173
Interest income........................................        3,042         3,293         4,430         4,644         5,884
Other income (expense), net (Note 15)..................        4,116         2,115         6,982        14,327         4,901
                                                          ----------    ----------    ----------    ----------    ----------
     Income (loss) before taxes........................       16,914       (14,226)        2,258         9,980       (24,437)
Income taxes (Notes 1 and 16)..........................        5,996         2,522         6,836        16,370         5,070
                                                          ----------    ----------    ----------    ----------    ----------
     Income (loss) after taxes.........................       10,918       (16,748)       (4,578)       (6,390)      (29,507)
Minority interests (Note 1)............................       (2,680)       (2,263)       (4,795)       (9,634)       (3,765)
Equity in earnings (losses) of affiliates (Note 6).....          661           541           (69)       (4,470)       (3,226)
                                                          ----------    ----------    ----------    ----------    ----------
     Income (loss) from continuing operations..........        8,899       (18,470)       (9,442)      (20,494)      (36,498)
Income (loss) from discontinued operations
  (Note 2).............................................           --        10,050        10,050       (10,050)          689
Cumulative effect of accounting changes (Notes 11 and
  16)..................................................           --            --            --            --            23
                                                          ----------    ----------    ----------    ----------    ----------
     Net income (loss).................................        8,899        (8,420)          608       (30,544)      (35,786)
ESOP preferred stock dividends, net of tax.............         (347)         (358)         (474)         (485)         (486)
                                                          ----------    ----------    ----------    ----------    ----------
     Net income (loss) applicable to common
       stock...........................................        8,552        (8,778)          134       (31,029)      (36,272)
Retained earnings at beginning of year.................       46,450        50,530        50,530        84,807       125,139
Common stock dividends.................................       (3,102)       (3,347)       (4,214)       (3,248)       (4,060)
                                                          ----------    ----------    ----------    ----------    ----------
     Retained earnings at end of year..................   $   51,900    $   38,405    $   46,450    $   50,530    $   84,807
                                                          ----------    ----------    ----------    ----------    ----------
                                                          ----------    ----------    ----------    ----------    ----------
Earnings (loss) per common share:
Primary -- from continuing operations..................   $     0.92    $    (2.12)   $    (1.11)   $    (2.43)   $    (4.32)
         -- from discontinued operations...............           --          1.13          1.12         (1.17)         0.08
         -- net........................................         0.92         (0.99)         0.01         (3.60)        (4.24)
         -- average shares outstanding.................        9,264         8,888         8,934         8,619         8,553
Fully diluted..........................................            *             *             *             *             *

---------------

* Not applicable because fully diluted calculations included adjustments which are antidilutive.

   The accompanying notes are an integral part of these financial statements.

                        STANDARD COMMERCIAL CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                       NINE MONTHS ENDED
                                                                          DECEMBER 31,             YEAR ENDED MARCH 31,
                                                                      --------------------    -------------------------------
                                                                        1996        1995       1996        1995        1994
                                                                      --------    --------    -------    --------    --------
                                                                          (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)..................................................   $  8,899    $ (8,420)   $   608    $(30,544)   $(35,786)
  Depreciation and amortization....................................     14,366      19,391     24,393      16,413      16,260
  Minority interests...............................................      2,680       2,263      4,795       9,634       3,765
  Deferred income taxes............................................       (490)       (502)      (968)        793      (1,047)
  Undistributed losses of affiliates net of dividends received.....       (514)       (540)       166       4,626       3,976
  Gain on disposition of property, plant and equipment.............       (199)     (1,145)    (1,093)    (13,581)     (4,729)
  Loss (income) from discontinued operations.......................         --     (10,050)   (10,050)     10,050          --
  Other............................................................      1,850        (190)    (5,244)      3,404      (1,190)
                                                                      --------    --------    -------    --------    --------
                                                                        26,592         807     12,607         795     (18,751)
Net changes in working capital other than cash
  Receivables......................................................     15,085      (7,170)   (24,752)     59,665      35,799
  Inventories......................................................    (73,539)     12,753     85,901      38,342       5,691
  Current payables.................................................     (5,547)     (1,060)   (23,909)     (3,382)     24,918
                                                                      --------    --------    -------    --------    --------
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES...................    (37,409)      5,330     49,847      95,420      47,657
                                                                      --------    --------    -------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment
  -- additions.....................................................     (9,441)     (9,349)   (12,211)    (17,328)    (27,257)
   -- dispositions.................................................        504       2,883      3,151      16,274       9,460
Minority interest..................................................         --      (7,740)    (7,740)         --          --
Business (acquisitions) dispositions...............................      2,993         279        440      (2,605)     (2,427)
                                                                      --------    --------    -------    --------    --------
CASH USED FOR INVESTING ACTIVITIES.................................     (5,944)    (13,927)   (16,360)     (3,659)    (20,224)
                                                                      --------    --------    -------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term borrowings.................................     10,011       9,658      9,645      10,442      14,332
Repayment of long-term borrowings..................................    (18,123)    (12,226)   (14,968)    (29,113)    (23,309)
Net change in short-term borrowings................................     28,973      20,133     (5,330)    (86,406)      8,111
Dividends paid, net of tax.........................................       (347)       (362)      (474)       (485)     (4,546)
Other..............................................................         --      (1,515)       114         213         229
                                                                      --------    --------    -------    --------    --------
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES...................     20,514      15,688    (11,013)   (105,349)     (5,183)
                                                                      --------    --------    -------    --------    --------
Increase (decrease) in cash for year...............................    (22,839)      7,091     22,474     (13,588)     22,250
Cash at beginning of year..........................................     78,688      56,214     56,214      69,802      47,552
                                                                      --------    --------    -------    --------    --------
CASH AT END OF YEAR................................................   $ 55,849    $ 63,305    $78,688    $ 56,214    $ 69,802
                                                                      --------    --------    -------    --------    --------
                                                                      --------    --------    -------    --------    --------
Cash payments for
  -- interest......................................................   $     --    $     --    $44,426    $ 47,588    $ 34,610
   -- income taxes.................................................         --          --      6,433       8,441       5,708

NONCASH INVESTING AND FINANCING ACTIVITIES -- During 1996 the Company assumed 100% ownership of Transcatab, SpA, a previously 50%-owned affiliate. The assets and corresponding liabilities assumed totaled $32.4 million.

   The accompanying notes are an integral part of these financial statements.

                        STANDARD COMMERCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SIGNIFICANT ACCOUNTING POLICIES

     a) CONSOLIDATION. The accounts of all subsidiary companies are included in the consolidated financial statements and all intercompany transactions have been eliminated. Investments in affiliated companies are accounted for by the equity method of accounting.

     b) UNAUDITED FINANCIAL STATEMENTS. In the opinion of management, the consolidated statements of income and retained earnings and of cash flows for the nine months ended December 31, 1996 and 1995 and the consolidated balance sheet as of December 31, 1996 include all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position and results of operations and cash flows for the periods then ended in accordance with generally accepted accounting principles.

     c) FOREIGN CURRENCY. Assets and liabilities of foreign subsidiaries are translated at year-end exchange rates. The effects of these translation adjustments are reported in a separate component of shareholders' equity. Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved and translation adjustments in countries with highly inflationary economies are included in net income.

     d) MARKETABLE SECURITIES. Marketable securities are classified as available for sale and consist of liquid equity securities. The specific identification method is used to determine gains and losses when securities are sold.

     e) INTANGIBLE ASSETS. The Company's policy has been to amortize goodwill on a straight-line basis over its estimated useful life not to exceed 40 years. The Company assesses recoverability of goodwill based on management's projections of future cash flows of acquired businesses.

     f) PROPERTY, PLANT AND EQUIPMENT. The cost of significant improvements to property, plant and equipment is capitalized. Maintenance and repairs are expensed as incurred. Provision for depreciation is charged to operations over the estimated useful lives, primarily 3-30 years, of the assets on a straight-line basis.

     g) INVENTORIES. Inventories, which are primarily packed leaf tobacco and wool, are stated at the lower of specific cost or estimated net realizable value. Cost of tobacco includes a proportion of interest, buying commission charges and factory overheads which can be related directly to specific items of inventory. Cost of wool includes all direct costs except interest. Items are removed from inventory on an actual cost basis.

     h) REVENUE RECOGNITION. Sales and revenue are recognized on the passage of title.

     i) INCOME TAXES. Certain policies used for financial statement purposes differ from those used for income tax purposes, thereby causing a deferral of taxes on income.

     j) MINORITY INTERESTS. Minority interests represent the interest of third parties in the net assets of certain subsidiary companies.

     k) COMPUTATION OF EARNINGS PER COMMON SHARE. Primary earnings per share are computed by dividing earnings, less preferred stock dividends payable to ESOP, net of tax, by the weighted average number of shares outstanding during each year. Fully diluted earnings per share assumes the conversion into common stock of all the 7 1/4% Convertible Subordinated Debentures and ESOP preferred stock at the date of issue, thereby increasing the weighted average number of shares deemed to be outstanding during each period, and adding back to primary earnings the after-tax interest expense.

     l) NEWLY ISSUED ACCOUNTING PRONOUNCEMENTS. In May 1995, STATEMENT OF FINANCIAL ACCOUNTING STANDARDS (SFAS) No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, was issued. This Statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed. The Company does not believe the adoption of SFAS No. 121 will have a material effect on its consolidated financial statements. The Statement is required to be implemented by the Company in fiscal 1997.

     In October 1995, SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, was issued and is effective for the Company beginning April 1, 1996. SFAS No. 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation cost to be measured based on the fair value of the equity

                        STANDARD COMMERCIAL CORPORATION
instrument awarded. Companies are permitted, however, to continue to apply APB Opinion No. 25, which recognizes compensation cost based on the intrinsic value of the equity instrument awarded. The Company will continue to apply APB Opinion No. 25 to its stock-based compensation awards to employees and will disclose the required pro forma effect on net income and earnings per share for the year ending March 31, 1997.

     m) USE OF ESTIMATES AND ASSUMPTIONS. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     n) RECLASSIFICATION. Certain amounts in prior year statements have been reclassified for conformity with current statement presentation.

NOTE 2 -- DISCONTINUED OPERATIONS AND RESTRUCTURING CHARGES

     a) DISCONTINUED OPERATIONS. In fiscal 1995, the Company entered into an agreement to sell its wool operations. During the third quarter of fiscal 1996, the proposed sale was terminated. Accordingly, the results of operations of the wool business for the prior periods have been reclassified from discontinued operations to continuing operations. The estimated loss on disposal of $10.1 million in 1995 was reversed in 1996. The estimated loss was determined by deducting the $56 million estimated net asset value of discontinued wool operations (i.e., sales price) from the $66.1 million value of net assets held for sale.

     Assets, liabilities, revenues and operating profits (losses) for fiscal years ending 1995 and 1994, the years the wool operations were reported as discontinued operations, were as follows:

                                                                                               1995        1994
                                                                                             --------    --------
                                                                                                (IN THOUSANDS)
Total assets..............................................................................   $294,290    $232,265
Total liabilities.........................................................................    216,326     166,123
Revenues..................................................................................    440,112     346,420
Pretax operating income...................................................................     10,002       4,446

     In December 1993, the Company completed the sale of its Caro-Green Nursery business to Zelenka Nursery Inc. The operating results and gain on disposal for Caro-Green Nursery are reported as discontinued operations and, accordingly, prior period results have been restated. Following is a summary of amounts included in discontinued operations for fiscal year ending 1994:

                                                                                                           1994
                                                                                                      --------------
                                                                                                      (IN THOUSANDS)
Sales..............................................................................................       $4,993
Pretax operating income............................................................................           89
Income tax benefit.................................................................................          (30)
Gain on disposal, less income taxes of $325........................................................          630
Income from discontinued operations................................................................          689

     At March 31, 1996, the consolidated balance sheet includes notes receivable from the purchaser totaling approximately $3.2 million.

     b) RESTRUCTURING CHARGES. As a result of the termination of the sale of the wool operations, the Company implemented a reorganization plan for its nontobacco businesses and determined that a pretax restructuring charge of $12.5 million ($11.0 million after-tax) was appropriate. The costs include $3.6 million for the impairment of goodwill (determined by third-party negotiations); $2.8 million for export incentive allowances; $2.1 million for plant closure; $2.5 million for expenses related to the wool sale and other miscellaneous restructuring costs. It is currently anticipated that substantially all incurred but unpaid amounts ($3.5 million at March 31, 1996) will be expended during fiscal 1997.

                        STANDARD COMMERCIAL CORPORATION

NOTE 3 -- RECEIVABLES

                                                                                               1996        1995
                                                                                             --------    --------
                                                                                                (IN THOUSANDS)
Trade accounts............................................................................   $173,413    $147,910
Advances to suppliers.....................................................................     36,701      20,539
Affiliated companies......................................................................     17,357      17,190
Other.....................................................................................     30,196      30,591
                                                                                             --------    --------
                                                                                              257,667     216,230
Allowances for doubtful accounts..........................................................     (5,550)     (5,367)
                                                                                             --------    --------
                                                                                             $252,117    $210,863
                                                                                             --------    --------
                                                                                             --------    --------

NOTE 4 -- INVENTORIES

                                                                           DECEMBER 31,
                                                                               1996             1996           1995
                                                                           ------------    --------------    --------
                                                                           (UNAUDITED)     (IN THOUSANDS)
Tobacco.................................................................     $  255,382       $160,721       $194,344
Nontobacco..............................................................         76,212         99,060        151,066
                                                                           ------------    --------------    --------
                                                                             $  331,594       $259,781       $345,410
                                                                           ------------    --------------    --------
                                                                           ------------    --------------    --------

     Tobacco inventories at March 31, 1996 and 1995 included capitalized interest, totaling $4.2 million and $7.8 million, and valuation reserves for tobacco and wool of $5.2 million and $14.2 million, respectively. Inventory valuation provisions included in cost of sales totaled approximately $8.4 million, $5.3 million and $23.8 million in 1996, 1995 and 1994, respectively.

NOTE 5 -- PROPERTY, PLANT AND EQUIPMENT

                                                                                               1996        1995
                                                                                             --------    --------
                                                                                                (IN THOUSANDS)
Land......................................................................................   $ 15,318    $ 14,222
Buildings.................................................................................     76,464      76,281
Machinery and equipment...................................................................    133,959     120,084
Furniture and fixtures....................................................................     12,023      10,472
Construction in progress..................................................................      1,210       1,161
                                                                                             --------    --------
                                                                                              238,974     222,220
Accumulated depreciation..................................................................   (104,476)    (87,813)
                                                                                             --------    --------
                                                                                             $134,498    $134,407
                                                                                             --------    --------
                                                                                             --------    --------

     Depreciation expense was $18.1 million, $14.7 million and $14.1 million in 1996, 1995 and 1994, respectively.

                        STANDARD COMMERCIAL CORPORATION

NOTE 6 -- AFFILIATED COMPANIES

     a) Net investment in affiliated companies are represented by the following:

                                                                                           1996        1995
                                                                                         --------    --------
                                                                                            (IN THOUSANDS)
Net current assets (liabilities)......................................................   $  4,445    $ (3,924)
Fixed assets..........................................................................     24,156      45,178
Long-term liabilities.................................................................      1,977      (7,856)
Interests of other shareholders.......................................................    (19,018)    (20,184)
                                                                                         --------    --------
Company's interest....................................................................     11,560      13,214
Provision for withholding taxes.......................................................       (118)       (309)
                                                                                         --------    --------
                                                                                         $ 11,442    $ 12,905
                                                                                         --------    --------
                                                                                         --------    --------

     b) The results of operations of affiliated companies were:

                                                                                  YEAR ENDED MARCH 31,
                                                                             -------------------------------
                                                                               1996       1995        1994
                                                                             --------    -------    --------
                                                                                     (IN THOUSANDS)
Sales.....................................................................   $ 82,527    $99,236    $112,237
                                                                             --------    -------    --------
Income (loss) before taxes................................................      2,493     (2,468)     (4,236)
Income taxes..............................................................      2,259      1,074       1,140
                                                                             --------    -------    --------
Net income (loss).........................................................        234     (3,542)     (5,376)
                                                                             --------    -------    --------
Company's share...........................................................       (260)    (4,567)     (3,162)
Amortization of goodwill..................................................         --         --         (40)
Withholding taxes.........................................................        191         97         (24)
                                                                             --------    -------    --------
Equity in losses..........................................................        (69)    (4,470)     (3,226)
                                                                             --------    -------    --------
Dividends received........................................................         96        154         750
                                                                             --------    -------    --------

NOTE 7 -- OTHER ASSETS

                                                                                                1996       1995
                                                                                               -------    -------
                                                                                                 (IN THOUSANDS)
Cash surrender value of life insurance policies (face amount $42,765).......................   $12,567    $12,313
Policy loans................................................................................     6,780      6,550
                                                                                               -------    -------
                                                                                                 5,787      5,763
Bank deposits...............................................................................       118        170
Receivables.................................................................................    17,851     11,355
Due from affiliates.........................................................................       823     15,478
Investments.................................................................................     3,294      3,573
Excess of purchase price of subsidiaries over net assets acquired -- net of accumulated
  amortization of $7,231 (1995 -- $3,367)...................................................     4,347      8,211
Other.......................................................................................     5,063      4,674
                                                                                               -------    -------
                                                                                               $37,283    $49,224
                                                                                               -------    -------
                                                                                               -------    -------

     Due from affiliates in 1995 includes a total of $26.7 million less a $11.2 million reserve due from Transcatab SpA, a 50%-owned affiliate. In 1996, this affiliate became a majority-owned, consolidated subsidiary.

                        STANDARD COMMERCIAL CORPORATION

NOTE 8 -- SHORT-TERM BORROWINGS

                                                                                              1996        1995        1994
                                                                                            --------    --------    --------
                                                                                                     (IN THOUSANDS)
Weighted average interest on borrowings at end of year...................................        8.5%        9.8%        6.7%
Weighted average interest rate on borrowings during the year (1).........................        9.0%        9.2%        6.7%
Maximum amount outstanding at any month-end..............................................   $433,646    $450,590    $487,046
Average month-end amount outstanding.....................................................    388,875     401,923     453,214
Amount outstanding at year-end...........................................................    373,625     378,955     465,361

---------------

(1) Computed by dividing short-term interest expense and amortized financing costs by average short-term debt outstanding.

     At March 31, 1996, under agreements with various banks, total short-term credit facilities for continuing operations of $694 million (1995 -- $644 million) were available to the Company of which $53 million (1995 -- $100 million) were being utilized for letters of credit and guarantees and $287 million (1995 -- $167 million) were unused.

     The Company's tobacco credit facilities include a $100 million facility expiring in June 1998 for U.S. operations and a two-year $200 million master credit facility for European operations in addition to local lines of approximately $245 million. Also, separate facilities totaling $145 million are in place for wool operations.

     The US and European loan agreements contain certain financial and reporting covenants with which the Company was in compliance at March 31, 1996. Under its most restrictive covenant, the Company had approximately $269,000 of retained earnings available for distribution as dividends at March 31, 1996.

     At March 31, 1996, substantially all of the Company's assets were pledged against current and long-term borrowings.

NOTE 9 -- ACCOUNTS PAYABLE

                                                                                                           1996        1995
                                                                                                         --------    --------
                                                                                                            (IN THOUSANDS)
Trade accounts........................................................................................   $100,286    $105,948
Affiliated companies..................................................................................         18       1,098
Other accruals and payables...........................................................................     33,433      38,037
                                                                                                         --------    --------
                                                                                                         $133,737    $145,083
                                                                                                         --------    --------
                                                                                                         --------    --------

                        STANDARD COMMERCIAL CORPORATION

NOTE 10 -- LONG-TERM DEBT

                                                                                                            1996        1995
                                                                                                          --------    --------
                                                                                                             (IN THOUSANDS)
Senior notes, at 1.75% above LIBOR repayable quarterly through March 1999..............................   $  3,103    $  3,835
Floating rate loan, at 1.75% above three-month negotiable CD rate, repayable quarterly through March
  2002.................................................................................................      6,533       6,600
Floating rate loan, at 1.75% above LIBOR, repayable quarterly through March 1999.......................      1,535       4,927
Floating rate note, at 82% of prime, repayable in 2001.................................................      2,940       2,940
6.48% fixed rate loans repayable annually through 1998.................................................      6,472      10,308
Floating rate loan at 1.5% above LIBOR repayable annually through 1998.................................      1,175       1,762
9.25% fixed rate loan repayable annually through 1997..................................................        820       1,640
9.82% fixed rate loan repayable annually through 2005..................................................      3,566       3,823
10.4% loan repayable annually through 2000.............................................................      6,000          --
9.25% note repayable through 2005......................................................................      1,978       2,118
Italian prime + 1/8% payable through 2002..............................................................      4,273          --
11.95% loan repayable through 2001.....................................................................      3,129       3,536
Other..................................................................................................      1,959       2,813
                                                                                                          --------    --------
                                                                                                            43,483      44,302
Current portion........................................................................................    (11,665)    (11,899)
                                                                                                          --------    --------
                                                                                                          $ 31,818    $ 32,403
                                                                                                          --------    --------
                                                                                                          --------    --------

     Long-term debt maturing after one year is as follows: 1998 -- $9,148; 1999 -- $6,508; 2000 -- $4,939; 2001 -- $5,711; and thereafter -- $5,512.

  CONVERTIBLE SUBORDINATED DEBENTURES

     On November 13, 1991 the Company issued $69.0 million of 7 1/4% Convertible Subordinated Debentures due March 31, 2007. The debentures are convertible into shares of common stock of the Company at a conversion price of $30.57 after adjustments for stock dividends. The debentures are subordinated in right of payment to all senior indebtedness, as defined, of the Company, and as of March 31, 1995 became redeemable in whole or in part at the option of the Company any time. Beginning March 31, 2005 the Company will make annual payments to a sinking fund which will be sufficient to retire at least 5% of the principal amount of issued Debentures reduced by earlier conversions, redemptions and repurchases.

     At March 31, 1996, substantially all of the Company's assets were pledged against current and long-term borrowings.

NOTE 11 -- BENEFITS

     The Company has a noncontributory defined benefit pension plan covering substantially all full-time salaried employees in the United States. Various other pension plans are sponsored by foreign subsidiaries. Benefits under the plans are based on employees' years of service and eligible compensation. Foreign plans which are significant and considered to be defined benefit pension plans have adopted SFAS No. 87, EMPLOYERS' ACCOUNTING FOR PENSIONS. The Company's policy is to contribute amounts to the U.S. plan sufficient to meet or exceed funding requirements of federal benefit and tax laws.

                        STANDARD COMMERCIAL CORPORATION

  U.S. PLAN

     A summary of pension costs follows:

                                                                                                        YEAR ENDED MARCH 31,
                                                                                                       -----------------------
                                                                                                       1996     1995     1994
                                                                                                       -----    -----    -----
                                                                                                           (IN THOUSANDS)
Service cost -- benefits earned during the year.....................................................   $ 433    $ 421    $ 415
Interest cost on projected benefit obligation.......................................................     549      501      522
Recognized return on plan assets....................................................................    (670)    (583)    (764)
Net amortization....................................................................................     (72)     (37)     (40)
                                                                                                       -----    -----    -----
Net pension cost....................................................................................   $ 240    $ 302    $ 133
                                                                                                       -----    -----    -----
                                                                                                       -----    -----    -----

The funded status of the U.S. plan follows:

                                                                                                               1996      1995
                                                                                                              ------    ------
                                                                                                               (IN THOUSANDS)
Actuarial present value of benefit obligations:
   -- vested...............................................................................................   $6,429    $5,884
   -- nonvested benefits...................................................................................       56        46
                                                                                                              ------    ------
Accumulated benefit obligation.............................................................................    6,485     5,930
Benefits attributable to projected salaries................................................................    1,989     1,835
                                                                                                              ------    ------
Projected benefit obligation...............................................................................    8,474     7,765
Plan assets at fair value..................................................................................   10,391     8,372
                                                                                                              ------    ------
Assets in excess of projected obligation...................................................................    1,917       607
Unamortized net transition gain............................................................................     (367)     (428)
Unrecognized prior service cost (benefit)..................................................................      (55)        9
Unrecognized experience loss (gain)........................................................................     (389)      782
                                                                                                              ------    ------
Prepaid pension costs......................................................................................   $1,106    $  970
                                                                                                              ------    ------
                                                                                                              ------    ------

The projected benefit obligation at March 31, 1996, 1995 and 1994 was determined using an assumed discount rate of 7.25%, and assumed future compensation increases of 5.25%, 5.25% and 5.5%, respectively. The assumed long-term rate of return on plan assets was 8.0%, 8.0% and 10.0% at March 31, 1996, 1995 and 1994, respectively. Assets consist of pooled equity and fixed income funds managed by an independent trustee.

  NON-U.S. PLANS

A summary of pension costs follows:

                                                                                                     YEAR ENDED MARCH 31,
                                                                                                 -----------------------------
                                                                                                  1996       1995       1994
                                                                                                 -------    -------    -------
                                                                                                        (IN THOUSANDS)
Service cost -- benefits earned during the year...............................................   $ 1,507    $ 1,428    $ 1,353
Interest cost on projected benefit obligation.................................................     2,646      2,414      2,262
Recognized return on plan assets..............................................................    (2,004)    (1,655)    (1,364)
Net amortization..............................................................................       222        147        140
                                                                                                 -------    -------    -------
Net pension cost..............................................................................   $ 2,371    $ 2,334    $ 2,391
                                                                                                 -------    -------    -------
                                                                                                 -------    -------    -------

                        STANDARD COMMERCIAL CORPORATION

The funded status of non-U.S. plans, which includes non-qualified defined benefit plans, follows:

                                                                                     ASSETS EXCEED ABO     ABO EXCEEDS ASSETS
                                                                                     ------------------    ------------------
                                                                                      1996       1995       1996       1995
                                                                                     -------    -------    -------    -------

                                                                                                  (IN THOUSANDS)
Actuarial present value of benefit obligations:
   -- vested......................................................................   $11,575    $10,684    $12,945    $15,173
   -- nonvested benefits..........................................................       454        397         48         45
                                                                                     -------    -------    -------    -------
Accumulated benefit obligation (ABO)..............................................    12,029     11,081     12,993     15,218
Benefits attributable to projected salaries.......................................     4,394      3,861      1,200      1,424
                                                                                     -------    -------    -------    -------
Projected benefit obligation......................................................    16,423     14,942     14,193     16,642
Plan assets at fair value.........................................................    17,402     14,427      4,484      6,060
                                                                                     -------    -------    -------    -------
Assets in excess of (less than) projected obligation..............................       979       (515)    (9,709)   (10,582)
Unamortized net transition loss...................................................       854        932        943      1,008
Unrecognized prior service cost (benefit).........................................      (113)      (124)       913      1,003
Unrecognized experience loss (gain)...............................................    (1,193)       110       (817)       357
Additional minimum liability......................................................        --         --       (914)    (1,271)
                                                                                     -------    -------    -------    -------
Prepaid (accrued) pension costs...................................................   $   527    $   403    $(9,584)   $(9,485)
                                                                                     -------    -------    -------    -------
                                                                                     -------    -------    -------    -------

The assumptions used in 1996, 1995 and 1994 were as follows:

                                                                            1996              1995              1994
                                                                       ---------------   ---------------   ---------------
Discount rates......................................................    7.75% to 8.5%     7.5% to 8.5%          8.5%
Compensation increases..............................................    3.25% to 6.5%     5.5% to 7.0%      5.5% to 7.0%
Long-term rates of return on plan assets............................        10.0%             10.0%             8.5%

Plan assets consist primarily of common stocks, pooled equity and fixed income funds. The pension costs and obligations for non-U.S. plans shown above also include certain non-qualified plans.

The Company also sponsors a 401(k) savings incentive plan for most full-time salaried employees in the United States. The expense for this plan was $144,000 in 1996, $127,000 in 1995 and $145,000 in 1994.

Effective April 1, 1993, the Company adopted SFAS No. 106, EMPLOYERS' ACCOUNTING FOR POSTRETIREMENT BENEFITS OTHER THAN PENSIONS, with respect to benefits provided under U.S. plans. The Company provides certain health care and life insurance benefits for substantially all of its retired salaried employees. SFAS No. 106 requires the Company to accrue the estimated cost of retiree benefit payments during the years the employee provides services.

The components of the net periodic cost of postretirement benefits for 1996, 1995 and 1994 were:

                                                                                     YEAR ENDED MARCH 31,
                                                                              -----------------------------------
                                                                                1996         1995         1994
                                                                              ---------    ---------    ---------
Service cost...............................................................   $ 176,148    $ 168,613    $ 427,774
Interest cost on accumulated benefit obligation............................     522,164      405,299      550,651
Amortization of plan amendments............................................    (136,649)    (138,904)          --
                                                                              ---------    ---------    ---------
Net periodic cost..........................................................   $ 561,663    $ 435,008    $ 978,425
                                                                              ---------    ---------    ---------
                                                                              ---------    ---------    ---------

                        STANDARD COMMERCIAL CORPORATION

The components of the liability included in the consolidated balance sheet at March 31, 1996 and 1995 of the actuarial present value of benefits for services rendered to date were:

                                                                                            1996          1995
                                                                                         ----------    ----------
Current retirees......................................................................   $  504,723    $  286,798
Active employees eligible to retire...................................................    2,423,723     2,182,208
Active employees not eligible to retire...............................................    4,041,795     2,857,240
                                                                                         ----------    ----------
                                                                                          6,970,241     5,326,246
Unrecognized net gain (loss)..........................................................     (672,154)      495,368
Unrecognized prior service cost.......................................................    1,111,227     1,250,131
                                                                                         ----------    ----------
Accumulated postretirement benefit obligation.........................................   $7,409,314    $7,071,745
                                                                                         ----------    ----------
                                                                                         ----------    ----------

The accumulated postretirement benefit obligation (APBO) was determined using an 8.0% weighted-average discount rate. The medical cost trend rate used in determining the APBO was assumed to be 13.25% in 1996. This rate was assumed to gradually decline to 6.5% in 2003, and remain at that level thereafter.

Assuming a one percent increase in the medical cost trend rates, the aggregate of the service and interest cost components of the net periodic pension cost for 1996 would increase by $121,000 and the APBO as of March 31, 1996 would increase by $917,000. In general, postretirement benefit costs are insured or paid as claims are incurred.

The ongoing impact of SFAS No. 106 as it relates to employees of foreign subsidiaries is immaterial. The Company expenses the cost of these benefits as incurred.

NOTE 12 -- COMMITMENTS AND CONTINGENCIES

The Company is obligated under operating leases for equipment, office and warehouse space with minimum annual rentals as follows: 1997 -- $3,530,476; 1998 -- $3,016,303; 1999 -- $2,486,829; 2000 -- $2,043,153; 2001 -- $2,030,936;
thereafter $2,383,122. Some of the leases are subject to escalation. Expenses under operating leases for continuing operations in 1996, 1995 and 1994 were $3,811,000, $963,000 and $788,000, respectively.

The Company operates a processing facility under a service agreement which guarantees reimbursement of all of the facility's costs including operating expenses and management fees. This lease is not considered a commitment of the Company.

The Company has commitments for capital expenditures of approximately $12.5 million, all of which are expected to be incurred in fiscal 1997.

The previously reported joint Canadian-U.S. criminal investigation into alleged violations of law relating to the importation, exportation and taxation of tobacco is continuing. All Canadian charges have now been dismissed and no charges are pending against the Company or any of its employees. The investigation by the office of the United States Attorney for the Eastern District of North Carolina is continuing. Although the extent of liability, if any, which the Company or any of its subsidiaries might have as a result of that investigation cannot be determined, management does not believe that it will have a material adverse effect on the Company's Consolidated Financial Statements.

Third-party borrowings guaranteed by the Company at March 31, 1996 totaled approximately $34 million.

On May 1, 1993 a foreign subsidiary of the Company received notices of proposed tax adjustments of approximately $4 million to its returns for the years 1985 through 1992. A special arbitrator ruled that the Company was liable for taxes of $1.8 million for the years under review. The Company has found fault with and appealed the ruling. The Company believes the assessments are without merit and intends to vigorously contest the proposed deficiencies, and that any adjustment which might result would not have a material effect on the Company's Consolidated Financial Statements.

Other contingencies, consisting of guarantees, pending litigation and other claims, in the opinion of management, are not considered to be material in relation to the Company's Consolidated Financial Statements.

                        STANDARD COMMERCIAL CORPORATION

  CONCENTRATION OF CREDIT AND OFF-BALANCE SHEET RISKS

Financial instruments that potentially subject the Company to a concentration of credit risks consist principally of cash and trade receivables relating to customers in the tobacco and wool industries. Cash is deposited with high-credit-quality financial institutions. Concentration of credit risks related to receivables is limited because of the diversity of customers and locations.

NOTE 13 -- COMMON STOCK

                                                                                  NUMBER OF SHARES
                                                                                   OF COMMON STOCK
                                                                               -----------------------
                                                                                                           COMMON      ADDITIONAL
                                                                                                          STOCK PAR     PAID-IN
                                                                                 ISSUED      TREASURY       VALUE       CAPITAL
                                                                               ----------    ---------    ---------    ----------
                                                                                                              (IN THOUSANDS)
March 31, 1993..............................................................   10,863,023    2,346,318     $ 2,172      $ 33,928
401(k) contributions........................................................        8,591           --           2           143
Dividends reinvested........................................................        5,565           --           1            89
RSP shares issued...........................................................       36,280           --           8           715
                                                                               ----------    ---------    ---------    ----------
March 31, 1994..............................................................   10,913,459    2,346,318       2,183        34,875
401(k) contributions........................................................        8,585           --           2           125
Dividends reinvested........................................................       19,391           --           4           302
RSP shares forfeited........................................................         (435)          --          --            --
Stock dividends.............................................................      219,289       47,160          43         2,986
                                                                               ----------    ---------    ---------    ----------
March 31, 1995..............................................................   11,160,289    2,393,478       2,232        38,288
401(k) contributions........................................................       12,283           --           3           141
Dividends reinvested........................................................          729           --          --             8
RSP shares forfeited........................................................       (1,359)          --          --           (37)
Stock dividends.............................................................      452,333       97,183          90         5,260
                                                                               ----------    ---------    ---------    ----------
March 31, 1996..............................................................   11,624,275    2,490,661     $ 2,325      $ 43,660
                                                                               ----------    ---------    ---------    ----------
                                                                               ----------    ---------    ---------    ----------

The Company maintains a Performance Improvement Compensation Plan administered by the Compensation Committee of the Board of Directors as an incentive for designated employees. In June 1993, the Board adopted a Restricted Stock Plan ("RSP") as a means of awarding those employees, to the extent that certain performance objectives were met, restricted shares of the Company's common stock pursuant to the RSP. The Compensation Committee of the Board awarded 36,454 shares of Restricted Stock in fiscal 1994, of which 36,280 were issued as of March 31, 1994. The shares were issued subject to a seven-year restriction period.

The Company has a 401(k) savings incentive plan in the United States to which the employer contributes shares of common stock under a matching program, and a dividend reinvestment plan.

Treasury stock represents shares in the Company acquired by a foreign affiliate prior to its becoming a wholly-owned subsidiary.

An Employee Stock Ownership Plan (the "ESOP"), established by W A Adams Company ("Adams") prior to its acquisition, exchanged the Adams common stock held by the ESOP for 92,005 shares of Series A Cumulative Preferred Stock (the "ESOP Stock"), issued by the Company, of which 3,842 shares were redeemed in 1996 (686 in 1995). The ESOP Stock has a stated value of $100 per share and a par value of $1.65 per share. In return for the Adams stock, the Company guaranteed a bank loan taken out by the ESOP to acquire the Adams stock. The loan is included in long-term debt and a related reduction is offset by the ESOP Stock as "unearned ESOP compensation". The outstanding ESOP Stock is convertible into 257,892 shares of the Company's common stock, subject to adjustment under certain conditions, and bears cumulative dividends at a rate of 8% of stated value per annum payable quarterly in arrears when, as and if declared. The ESOP Stock is redeemable at the option of the Company, in whole or in part, on or after August 1, 1996 at a price of $100 per share plus accrued and unpaid dividends, and ESOP participants have a put option at the stated value on any ESOP Stock received. Holders of the

                        STANDARD COMMERCIAL CORPORATION

ESOP Stock have voting rights with respect to certain matters that may be submitted to a vote of holders of the Company's common stock.

The Company has filed a Determination Letter Request with the Internal Revenue Service to terminate the ESOP; however, no distributions have been made as a result of the request. The Company's Board of Directors has indicated that it may adjust the conversion price to encourage conversion of the ESOP Stock in lieu of redemption.

NOTE 14 -- FOREIGN CURRENCY

Changes in the translation adjustment component of shareholders' equity are shown below:

                                                                                                1996        1995        1994
                                                                                               -------    --------    --------
                                                                                                       (IN THOUSANDS)
Beginning balance April 1...................................................................   $(4,319)   $(17,984)   $ (9,546)
Net change in translation of foreign financial statements...................................    (5,125)     13,665      (8,438)
                                                                                               -------    --------    --------
Ending Balance March 31.....................................................................   $(9,444)   $ (4,319)   $(17,984)
                                                                                               -------    --------    --------
                                                                                               -------    --------    --------

Net amounts included in the consolidated statement of income relating to foreign currency losses from continuing operations were $276, $756, and $26 in 1996, 1995 and 1994, respectively.

NOTE 15 -- OTHER INCOME (EXPENSE), NET

                                                                                                      YEAR ENDED MARCH 31,
                                                                                                  ----------------------------
                                                                                                   1996       1995       1994
                                                                                                  -------    -------    ------
                                                                                                         (IN THOUSANDS)
Other income
  Gain on asset sales and dispositions.........................................................   $ 4,476    $14,650    $4,358
  Rents received...............................................................................       441        233       659
  Other........................................................................................     4,976      2,162       701
                                                                                                  -------    -------    ------
                                                                                                    9,893     17,045     5,718
                                                                                                  -------    -------    ------
Other expense
  Amortization of goodwill.....................................................................      (197)      (582)     (413)
  Other........................................................................................    (2,714)    (2,136)     (404)
                                                                                                  -------    -------    ------
                                                                                                   (2,911)    (2,718)     (817)
                                                                                                  -------    -------    ------
                                                                                                  $ 6,982    $14,327    $4,901
                                                                                                  -------    -------    ------
                                                                                                  -------    -------    ------

NOTE 16 -- INCOME TAXES

Effective April 1, 1993 the Company adopted SFAS No. 109, ACCOUNTING FOR INCOME TAXES, which required a change in the method of accounting for income taxes from the deferred method to the liability method. The cumulative effect of adopting SFAS No. 109 was to increase income by $3.7 million. Deferred income taxes reflect the net tax effect of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating-loss carryforwards.

                        STANDARD COMMERCIAL CORPORATION

a) Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                                                            1996       1995
                                                                                                           -------    -------
                                                                                                             (IN THOUSANDS)
Deferred tax liabilities:
  Depreciation..........................................................................................   $11,377    $12,202
  Capitalized interest..................................................................................       763      1,010
  Income recognition in foreign subsidiaries............................................................    16,673     10,943
  Prepaid pension assets................................................................................       898      1,178
  All other, net........................................................................................        --      3,344
                                                                                                           -------    -------
  Total deferred tax liabilities........................................................................    29,711     28,677
                                                                                                           -------    -------
Deferred tax assets:
  NOL carried forward...................................................................................     8,766      4,996
  Valuation allowance...................................................................................    (7,021)    (4,671)
  Postretirement benefits other than pensions...........................................................     2,919      2,786
  Uniform capitalization................................................................................       186        292
  All other, net........................................................................................     1,925         --
                                                                                                           -------    -------
Total deferred tax assets...............................................................................     6,775      3,403
                                                                                                           -------    -------
Net deferred tax liabilities............................................................................   $22,936    $25,274
                                                                                                           -------    -------
                                                                                                           -------    -------

The net deferred tax liabilities include approximately $13,304 and $13,563 of current liabilities at March 31, 1996 and 1995, respectively.

b) Income tax provisions are detailed below:

                                                                                                      YEAR ENDED MARCH 31,
                                                                                                   ---------------------------
                                                                                                    1996      1995       1994
                                                                                                   ------    -------    ------
                                                                                                         (IN THOUSANDS)
Current
  Federal.......................................................................................   $  130    $ 3,686    $ (356)
  Foreign.......................................................................................    7,455     11,470     5,839
  State and local...............................................................................      219        421       634
                                                                                                   ------    -------    ------
                                                                                                    7,804     15,577     6,117
                                                                                                   ------    -------    ------
Deferred
  Federal.......................................................................................   (1,131)    (1,154)       96
  Foreign.......................................................................................      160      1,938    (1,144)
  State and local...............................................................................        3          9         1
                                                                                                   ------    -------    ------
                                                                                                     (968)       793    (1,047)
                                                                                                   ------    -------    ------
Income tax provision............................................................................   $6,836    $16,370    $5,070
                                                                                                   ------    -------    ------
                                                                                                   ------    -------    ------

                        STANDARD COMMERCIAL CORPORATION

c) Components of deferred taxes follow:

                                                                                                     YEAR ENDED MARCH 31,
                                                                                                 -----------------------------
                                                                                                  1996       1995       1994
                                                                                                 -------    -------    -------
                                                                                                        (IN THOUSANDS)
Tax on differences in timing of income recognition in foreign subsidiaries....................   $(2,565)   $ 2,055    $(1,370)
Utilization of NOL carried forward............................................................       185         --         31
Capitalized interest..........................................................................      (248)       (29)       366
DISC income...................................................................................        --        (89)       (89)
Other.........................................................................................     1,660     (1,144)        15
                                                                                                 -------    -------    -------
                                                                                                 $  (968)   $   793    $(1,047)
                                                                                                 -------    -------    -------
                                                                                                 -------    -------    -------

d) The provision for income taxes is determined on the basis of the jurisdiction imposing the tax liability. As some of the income of foreign companies may also be currently subject to U.S. tax, the U.S. and foreign income taxes shown do not compare directly with the segregation of pretax income between domestic and foreign companies that follows:

                                                                                                     YEAR ENDED MARCH 31,
                                                                                                 -----------------------------
                                                                                                  1996      1995        1994
                                                                                                 ------    -------    --------
                                                                                                        (IN THOUSANDS)
Pretax income
  Domestic....................................................................................   $  264    $   (89)   $      5
  Foreign.....................................................................................    1,994     10,069     (24,442)
                                                                                                 ------    -------    --------
                                                                                                 $2,258    $ 9,980    $(24,437)
                                                                                                 ------    -------    --------
                                                                                                 ------    -------    --------

e) The following is a reconciliation of the income tax provision to the expense calculated at the U.S. federal statutory rate.

                                                                                                     YEAR ENDED MARCH 31,
                                                                                                 -----------------------------
                                                                                                  1996      1995        1994
                                                                                                 ------    -------    --------
                                                                                                        (IN THOUSANDS)
Expense (benefit) at U.S. federal statutory tax rate..........................................   $  768    $ 3,393    $ (7,629)
Foreign tax losses for which there is no relief available.....................................    4,359      9,750      13,467
U.S. tax on foreign income....................................................................      200      2,912         408
Different tax rates in foreign subsidiaries...................................................     (177)    (1,073)     (1,482)
Other -- net..................................................................................    1,686      1,388         306
                                                                                                 ------    -------    --------
                                                                                                 $6,836    $16,370    $  5,070
                                                                                                 ------    -------    --------
                                                                                                 ------    -------    --------

NOTE 17 -- DISCLOSURES OF FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of the Company's financial instruments as of March 31, 1996 is provided below in accordance with SFAS No. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS. Certain estimates and judgments were required to develop the fair value amounts, which are not necessarily indicative of the amounts that would be realized upon disposition, nor do they indicate the Company's intent or ability to dispose of such instruments.

CASH AND CASH EQUIVALENTS: The estimated fair value of cash and cash equivalents approximates carrying value.

OTHER ASSETS: Included in other assets are certain long-term investments, amounting to $3.3 million, which are carried on a cost basis. The estimated fair values of these investments is $4.2 million.

SHORT-TERM AND LONG-TERM DEBT: The fair value of the Company's short-term borrowings, which primarily consists of bank borrowings, approximates its carrying value. The estimated fair value of long-term debt, including the current portion, is approximately $89.2 million, compared with a carrying value of $112.5 million, based on discounted cash flows for fixed rate borrowings, with the fair value of floating rate borrowings considered to approximate carrying value.

                        STANDARD COMMERCIAL CORPORATION

NOTE 18 -- SEGMENT INFORMATION

The Company is engaged primarily in purchasing, processing and selling leaf tobacco and wool. Its activities other than these are minimal. Geographic information is determined by the areas in which the companies conducting these activities are registered. Generally, sales between segments are made at prevailing market prices.

                                                                                                YEAR ENDED MARCH 31,
                                                                                       --------------------------------------
                                                                                          1996          1995          1994
                                                                                       ----------    ----------    ----------
                                                                                                   (IN THOUSANDS)
GEOGRAPHIC AREAS
Sales
  United States.....................................................................   $  375,842    $  288,143    $  299,914
  Europe............................................................................      781,910       702,606       585,062
  Other areas.......................................................................      319,428       355,529       267,899
  Intersegment eliminations.........................................................     (117,730)     (132,713)     (110,861)
                                                                                       ----------    ----------    ----------
                                                                                       $1,359,450*   $1,213,565*   $1,042,014*
                                                                                       ----------    ----------    ----------
Income (loss) before taxes
  United States.....................................................................   $    3,576    $    2,598    $    3,648
  Europe............................................................................       10,616        (9,406)      (24,645)
  Other areas.......................................................................       (8,609)       20,425         1,423
  Corporate expenses................................................................       (3,325)       (3,637)       (4,863)
                                                                                       ----------    ----------    ----------
                                                                                       $    2,258    $    9,980    $  (24,437)
                                                                                       ----------    ----------    ----------
Assets
  United States.....................................................................   $  163,002    $  142,793    $  182,429
  Europe............................................................................      469,247       503,397       562,300
  Other areas.......................................................................      133,075       148,359       123,483
  Investment in affiliates..........................................................       11,442        12,905        14,601
  Corporate assets..................................................................        6,058         6,035         7,958
                                                                                       ----------    ----------    ----------
                                                                                       $  782,824    $  813,489    $  890,771
                                                                                       ----------    ----------    ----------
U.S. Exports
  Europe............................................................................   $  103,526    $   69,348    $   79,105
  Far East..........................................................................       46,726        80,474        92,641
  Other areas.......................................................................        5,007        12,369         1,900
                                                                                       ----------    ----------    ----------
                                                                                       $  155,259    $  162,191    $  173,646
                                                                                       ----------    ----------    ----------

---------------


* One tobacco customer accounted for 17.4%, 14.2% and 10.4% of sales in Fiscal Years 1996, 1995 and 1994, respectively.

                        STANDARD COMMERCIAL CORPORATION

                                                                                                YEAR ENDED MARCH 31,
                                                                                       --------------------------------------
                                                                                          1996          1995          1994
                                                                                       ----------    ----------    ----------
                                                                                                   (IN THOUSANDS)
BUSINESS SEGMENTS
Sales
  Tobacco...........................................................................   $  925,549    $  755,971    $  671,495
  Nontobacco........................................................................      433,901       457,594       370,519
                                                                                       ----------    ----------    ----------
                                                                                       $1,359,450*   $1,213,565*   $1,042,014*
                                                                                       ----------    ----------    ----------
Income (loss) before taxes
  Tobacco...........................................................................   $   28,373    $    2,759    $  (26,699)
  Nontobacco........................................................................      (22,790)       10,858         7,125
  Corporate expenses................................................................       (3,325)       (3,637)       (4,863)
                                                                                       ----------    ----------    ----------
                                                                                       $    2,258    $    9,880    $  (24,437)
                                                                                       ----------    ----------    ----------
Interest expense included above
  Tobacco...........................................................................   $   39,381    $   35,207    $   29,487
  Nontobacco........................................................................       11,547         9,721         7,103
                                                                                       ----------    ----------    ----------
                                                                                       $   50,928    $   44,928    $   36,590
                                                                                       ----------    ----------    ----------
Depreciation and amortization expense
  Tobacco...........................................................................   $   12,914    $   11,004    $    9,398
  Nontobacco........................................................................        9,778         5,135         4,704
                                                                                       ----------    ----------    ----------
                                                                                       $   22,692    $   16,139    $   14,102
                                                                                       ----------    ----------    ----------
Equity in earnings of affiliates
  Tobacco...........................................................................   $     (217)   $   (4,489)   $   (3,514)
  Nontobacco........................................................................          148            19           288
                                                                                       ----------    ----------    ----------
                                                                                       $      (69)   $   (4,470)   $   (3,226)
                                                                                       ----------    ----------    ----------
Assets
  Tobacco...........................................................................   $  532,627    $  499,587    $  630,492
  Nontobacco........................................................................      244,139       307,867       252,321
  Corporate assets..................................................................        6,058         6,035         7,958
                                                                                       ----------    ----------    ----------
                                                                                       $  782,824    $  813,489    $  890,771
                                                                                       ----------    ----------    ----------
Capital expenditures
  Tobacco...........................................................................   $   10,398    $   11,177    $   21,954
  Nontobacco........................................................................        1,813         6,151         5,303
                                                                                       ----------    ----------    ----------
                                                                                       $   12,211    $   17,328    $   27,257
                                                                                       ----------    ----------    ----------

---------------


* One tobacco customer accounted for 17.4%, 14.2% and 10.4% of sales in Fiscal Years 1996, 1995 and 1994, respectively.

NOTE 19 -- QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following is a summary of the unaudited quarterly results of operations for 1996 and 1995:

                                                                                   QUARTER
                                                                 --------------------------------------------
                                                                   1ST         2ND         3RD         4TH         ANNUAL
                                                                 --------    --------    --------    --------    ----------
                                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)

1996   Sales..................................................   $296,965    $282,196    $377,555    $402,734    $1,359,450
       Gross profit...........................................     14,473      14,762      26,311      34,967        90,513
       Income (loss) from continuing operations...............     (6,255)     (3,175)     (9,040)      9,028        (9,442)
       Income (loss) from discontinued operations.............     (4,500)      3,751      10,799          --        10,050
       Net income (loss)......................................    (10,755)        576       1,759       9,028           608
       Earnings (loss) per share
            Primary -- from continuing operations.............      (0.73)      (0.37)      (1.02)       0.98         (1.11)
                     -- from discontinued operations..........      (0.51)       0.42        1.20          --          1.12
                     -- net...................................      (1.24)       0.05        0.18        0.98          0.01
            Fully diluted.....................................          *           *           *        0.84             *
       Dividends paid per share...............................         **          **          **          **

1995   Sales..................................................   $253,249     225,049     301,880     433,387     1,213,565
       Gross profit...........................................     16,075      14,990      23,250      27,150        81,465
       Income (loss) from continuing operations...............     (1,171)     (4,077)        296     (15,542)      (20,494)
       Income (loss) from discontinued operations.............         --          --          --     (10,050)      (10,050)
       Net income (loss)......................................     (1,171)     (4,077)        296     (25,592)      (30,544)
       Earnings (loss) per share
            Primary -- from continuing operations.............      (0.15)      (0.49)       0.02       (1.84)        (2.43)
                     -- from discontinued operations..........         --          --          --       (1.15)        (1.17)
                     -- net...................................      (0.15)      (0.49)       0.02       (2.99)        (3.60)
            Fully diluted.....................................          *           *           *           *             *
       Dividends paid per share...............................       0.10        0.10          **          **          0.20

---------------

 * Not applicable because fully diluted calculations include adjustments which are antidilutive.

** Distributed one percent stock dividend.

NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, AGENT OR DEALER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               ------------------

                               TABLE OF CONTENTS


                                                        PAGE
                                                        ----

Prospectus Summary...................................     3
Risk Factors.........................................     6
Use of Proceeds......................................    10
Capitalization.......................................    10
Price Range of Common Stock and Dividends............    11
Selected Consolidated Financial Data.................    12
Management's Discussion and Analysis of Financial
  Condition and Results of Operations................    13
Business.............................................    19
Management...........................................    31
Principal and Selling Shareholders...................    34
Underwriting.........................................    35
Legal Matters........................................    36
Experts..............................................    36
Available Information................................    36
Incorporation of Certain Documents by Reference......    36
Index to Consolidated Financial Statements...........   F-1



                                2,825,000 SHARES


                                     [LOGO]

                              STANDARD COMMERCIAL
                                  CORPORATION

                                  COMMON STOCK

                            -----------------------
                                   PROSPECTUS
                            -----------------------

                           WHEAT FIRST BUTCHER SINGER
                           BT SECURITIES CORPORATION


                                  MAY 8, 1997

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following is a schedule of the various expenses, all of which will be paid by the Company in connection with the offering of the Common Stock registered hereby, other than underwriting discounts and commissions. All amounts shown are estimates except the SEC registration fee, the NASD filing fee and the NYSE listing fee:

SEC registration fee......................................................................   $ 21,344
NASD filing fee...........................................................................      7,543
NYSE listing fee..........................................................................     10,500
Blue Sky fees and expenses (including counsel fees).......................................     10,000
Accounting fees and expenses..............................................................    150,000
Legal fees and expenses...................................................................    175,000
Printing and engraving expenses...........................................................     75,000
Miscellaneous.............................................................................     25,613
                                                                                             --------
     Total................................................................................   $475,000
                                                                                             --------
                                                                                             --------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The registrant's Articles of Incorporation and Bylaws include provisions to
(i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the fullest extent permitted by Section 55-8-30(e) of the North Carolina Business Corporation Act (the "North Carolina Law"), and (ii) require the Registrant to indemnify its directors and officers to the fullest extent permitted by Sections 55-8-50 through 55-8-58 of the North Carolina Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to Sections 55-8-51 and 55-8-57 of the North Carolina Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Registrant believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors' duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under North Carolina Law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of the Registrant or its shareholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director's duty to the Registrant or its shareholders when the director was aware or should have been aware of a risk of serious injury to the Registrant or its shareholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Registrant or its shareholders, for improper transactions between the director and the Registrant and for improper distributions to shareholders and loans to directors and officers. These provisions do not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     The Registrant's Bylaws require the Registrant to indemnify in directors and officers against expenses, judgments, fines, settlement and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Registrant or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The Registrant's Bylaws also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

     At present, there is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director.

     The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the Underwriters of the Registrant and its directors and officers, and by the Registrant of the Underwriters, for certain liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), or otherwise.

ITEM 16. EXHIBITS


EXHIBIT NO.                                                  DESCRIPTION
-----------   ----------------------------------------------------------------------------------------------------------
     1.1      Form of Underwriting Agreement (filed with Amendment No. 1 to Form S-3 on May 6, 1997)
     3.1*     Restated Articles of Incorporation, as amended
     3.2**    Amended Bylaws
     4.1+     Shareholder Protection Rights Agreement
     4.2++    Master Facilities Agreement dated May 5, 1995 between the Company and certain subsidiaries and Deutsche
              Bank A.G. and a number of other banks
     4.3++    Loan and Security Agreement dated as of May 2, 1995 among Standard Commercial Tobacco, Inc., a subsidiary of the Company, and NationsBank of Georgia, N.A.
     4.4++    Guaranty Agreement dated May 2, 1995 with respect to the Loan and Security Agreement referred to as
              Exhibit 4.3 above
     4.5+++   Amendment No. 3 dated July 15, 1996 amending the Loan and Security Agreement referred to as Exhibit 4.3 above
     4.6+++   Second Amended and Restated Parent Guaranty Agreement dated July 15, 1996 between the Company and
              NationsBank, N.A. (South), formerly known as NationsBank of Georgia, N.A., amending and restating the
              Guaranty Agreement referred to as Exhibit 4.4 above
     4.7+++   Second Supplemental Agreement dated July 16, 1996 between the Company and certain subsidiaries and
              Deutsche Bank A.G. and a number of other banks amending the Master Facilities Agreement referred to as
              Exhibit 4.2 above
     5.1      Opinion of Wyrick, Robbins, Yates & Ponton L.L.P. (filed with original Form S-3 on March 24, 1997)
    10.1***   Performance Improvement Compensation Plan
    10.2++    Agreement dated May 2, 1995 between the Company and Ery W. Kehaya
    10.3      Employment Agreement, dated March 21, 1997, with Robert E. Harrison (filed with original Form S-3 on March
              24, 1997)
    23.1      Consent of Deloitte & Touche LLP
    23.2      Consent of Wyrick, Robbins, Yates & Ponton L.L.P. (contained in Exhibit 5.1)
    24.1      Power of Attorney (see page II-3)


---------------
* Incorporated by reference to the Company's Registration Statement on S-8 (File No. 33-59760).
** Incorporated by reference to the Company's Report on Form 10-K for the year ended March 31, 1994.
*** Incorporated by reference to the Company's Report on Form 10-K for the year ended March 31, 1993.
+ Incorporated by reference to the Company's Report on Form 8-K dated April 5, 1994.
++ Incorporated by reference to the Company's Report on Form 10-K for the year ended March 31, 1995.
+++ Incorporated by reference to the Company's Report on 10-Q for the quarter ended September 30, 1996.

ITEM 17. UNDERTAKINGS
     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to
     Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certified that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to Registration Statement 333-23835 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wilson, State of North Carolina, on the 7th day of May 1997.


                                         STANDARD COMMERCIAL CORPORATION

                                         By: /S/ ROBERT E. HARRISON
                                             --------------------------
                                             ROBERT E. HARRISON,
                                             PRESIDENT, CHIEF EXECUTIVE
                                             OFFICER AND CHIEF FINANCIAL OFFICER


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement 333-23835 has been signed by the following persons in the capacities and on the dates indicated.



                     SIGNATURE                                            CAPACITY                             DATE
---------------------------------------------------  --------------------------------------------------   ---------------

                    /S/ ROBERT E. HARRISON           Director and President, Chief Executive Officer      May 7, 1997
---------------------------------------------------    and Chief Financial Officer (Principal Executive
                ROBERT E. HARRISON                     and Financial Officer)

                         /S/ GUY M. ROSS             Vice President (Principal Accounting Officer)        May 7, 1997
---------------------------------------------------
                    GUY M. ROSS

                    /S/ MARVIN W. COGHILL*           Director                                             May 7, 1997
---------------------------------------------------
                 MARVIN W. COGHILL

                  /S/ THOMAS M. EVINS, JR.*          Director                                             May 7, 1997
---------------------------------------------------
               THOMAS M. EVINS, JR.

                       /S/ ERY W. KEHAYA*            Director                                             May 7, 1997
---------------------------------------------------
                   ERY W. KEHAYA

                    /S/ J. ALEC G. MURRAY*           Director                                             May 7, 1997
---------------------------------------------------
                 J. ALEC G. MURRAY

                    /S/ HENRY R. GRUNZKE*            Director                                             May 7, 1997
---------------------------------------------------
                 HENRY R. GRUNZKE

                   /S/ WILLIAM A. ZIEGLER*           Director                                             May 7, 1997
---------------------------------------------------
                WILLIAM A. ZIEGLER

               /S/ WILLIAM S. BARRACK, JR.*          Director                                             May 7, 1997
---------------------------------------------------
              WILLIAM S. BARRACK, JR.

                    /S/ CHARLES H. MULLEN*           Director                                             May 7, 1997
---------------------------------------------------
                 CHARLES H. MULLEN

                     SIGNATURE                                            CAPACITY                             DATE
---------------------------------------------------  --------------------------------------------------   ---------------

                   /s/ DANIEL M. SULLIVAN*           Director                                             May 7, 1997
---------------------------------------------------
                DANIEL M. SULLIVAN

                                                     Director
---------------------------------------------------
                   FRED G. BOND

*By:               /s/ GUY M. ROSS                                                                       May 7, 1997
---------------------------------------------------
                    GUY M. ROSS
                 ATTORNEY-IN-FACT